SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As of June 30, 2014, December 31, 2013 and January 1st, 2013

(Expressed in thousands of Brazilian Reais)

Assets	Note	06/30/2014	12/31/2013	01/01/2013
				Restated

Cash and cash equivalents		6,273,862	11,538,241	9,259,265
Investment securities	5	379,938	288,604	476,607
Trade and other receivables		5,433,010	5,490,233	4,264,188
Inventories	6	3,120,458	2,835,643	2,505,463
Taxes receivable		566,001	656,361	116,498
Assets held for sale		-	-	4,086
Current assets		15,773,269	20,809,082	16,626,107

Investment securities	5	70,323	63,796	249,380
Trade and other receivables		2,139,456	2,260,209	1,855,013
Deferred tax assets	7	1,560,626	1,647,765	1,428,662
Taxes receivable		10,910	11,123	12,316
Employee benefits		15,346	23,456	25,480
Investments in associates		45,764	26,451	24,011
Property, plant and equipment	8	13,913,460	14,005,561	12,413,679
Intangible assets		3,237,907	3,213,994	2,936,404
Goodwill	9	26,221,982	27,023,743	26,647,524
Non-current assets		47,215,774	48,276,098	45,592,469

Total assets		62,989,043	69,085,180	62,218,576

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As of June 30, 2014, December 31, 2013 and January 1st, 2013

(Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	06/30/2014	12/31/2013	01/01/2013
				Restated

Trade and other payables		12,071,523	15,270,018	13,693,126
Interest-bearing loans and borrowings	10	869,694	1,040,603	837,772
Bank overdrafts		248,272	-	123
Income tax and social contribution payable		1,112,158	897,076	980,398
Provisions	11	155,055	144,958	137,452
Current liabilities		14,456,702	17,352,655	15,648,871

Trade and other payables		1,271,835	1,556,948	3,063,989
Interest-bearing loans and borrowings	10	1,787,039	1,865,242	2,316,242
Deferred tax liabilities	7	1,720,917	2,095,686	1,367,601
Provisions	11	446,674	431,693	518,076
Employee benefits		1,357,273	1,558,261	1,780,908
Non-current liabilities		6,583,738	7,507,830	9,046,816

Total liabilities		21,040,440	24,860,485	24,695,687

Equity	12
Issued capital		57,131,286	57,000,790	249,061
Reserves		57,163,645	61,220,284	51,649
Carrying value adjustments		(77,073,282)	(75,228,617)	25,097,150
Retained earnings		3,592,811	-	-
Equity attributable to equity holders of Ambev		40,814,460	42,992,457	25,397,860

Non-controlling interests		1,134,143	1,232,238	12,125,029

Total Equity		41,948,603	44,224,695	37,522,889

Total equity and liabilities		62,989,043	69,085,180	62,218,576

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

For the six and three-month periods ended June 30, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Net sales	14	17,222,505	15,402,220	8,177,433	7,570,220
Cost of sales		(6,048,980)	(5,364,803)	(3,040,666)	(2,667,024)
Gross profit		11,173,525	10,037,417	5,136,767	4,903,196

Sales and marketing expenses		(4,662,655)	(4,086,204)	(2,347,222)	(2,092,677)
Administrative expenses		(798,368)	(756,832)	(354,940)	(403,748)
Other operating income/(expenses)	15	578,091	624,304	339,813	300,187
Income from operations before special items		6,290,593	5,818,685	2,774,418	2,706,958

Special items		(13,706)	(6,245)	(7,139)	(5,269)
Income from operations		6,276,887	5,812,440	2,767,279	2,701,689

Finance cost	16	(1,150,259)	(794,136)	(573,871)	(393,609)
Finance income	16	483,436	289,040	275,869	126,271
Net finance cost		(666,823)	(505,096)	(298,002)	(267,338)

Share of results of associates		10,170	1,785	2,300	97
Income before income tax		5,620,234	5,309,129	2,471,577	2,434,448

Income tax expense	17	(807,827)	(1,024,555)	(255,971)	(523,109)
Net income		4,812,407	4,284,574	2,215,606	1,911,339

Attributable to:
Equity holders of Ambev		4,713,521	2,589,708	2,166,882	1,147,409
Non-controlling interests		98,886	1,694,866	48,724	763,930
Basic earnings per share – common		0.30	0.27	0.14	0.12
Diluted earnings per share– common		0.30	0.26	0.14	0.12

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the six and three-month periods ended June 30, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

	Six-month period ended:		Three-month period ended:
	06/30/2014	06/30/2013	06/30/2014	06/30/2014

Net income	4,812,407	4,284,574	2,215,606	1,911,339

Items that will not be reclassified to profit or loss:
Remeasurement of postemployment benefits	(12,069)	463	10,084	463

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)	(1,359,208)	208,867	(307,053)	66,463
Cash flow hedges – gains/(losses)
Recognized in Equity (Cash flow hedge)	(179,337)	-	(240,288)	-
Removed from Equity and included in profit or loss	(177,415)	-	(21,617)	-
Deferred income tax variance in Equity	121,925	7,807	103,203	7,807
Total cash flow hedges	(234,827)	7,807	(158,702)	7,807
Other comprehensive income	(1,606,104)	217,137	(455,671)	74,733

Total comprehensive income	3,206,303	4,501,711	1,759,935	1,986,072

Attributable to
Equity holders of Ambev	3,284,836	2,774,082	1,813,919	1,189,379
Non-controlling interest	(78,533)	1,727,629	(53,984)	796,693

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2014 - originally issued	57,000,790	55,362,431	5,857,853	-	(75,382,296)	42,838,778	1,158,620	43,997,398
Effects of changes in accounting standards (Note 1) (i)	-	-	-	-	153,679	153,679	73,618	227,297
At January 1, 2014 - Adjustment	57,000,790	55,362,431	5,857,853	-	(75,228,617)	42,992,457	1,232,238	44,224,695

Net income	-	-	-	4,713,521	-	4,713,521	98,886	4,812,407

Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	(1,181,456)	(1,181,456)	(177,752)	(1,359,208)
Cash flow hedges - gains / (losses)	-	-	-	-	(234,859)	(234,859)	32	(234,827)
Actuarial gain / (losses)	-	-	-	-	(12,370)	(12,370)	301	(12,069)
Total Comprehensive income	-	-	-	4,713,521	(1,428,685)	3,284,836	(78,533)	3,206,303
Adjustment for changes in accounting standards related to joint ventures (ii)	-	-	-	(24,094)	89,367	65,273	-	65,273
Capital increase	130,496	(120,491)	-	-	-	10,005	-	10,005
Effects of adoption predecessor basis of accounting to acquire Cerbuco Brewing Inc.	-	-	-	-	(505,347)	(505,347)	19,543	(485,804)
Dividends distributed	-	-	(1,591,164)	(1,096,616)	-	(2,687,780)	(39,105)	(2,726,885)
Interest on shareholder´s equity	-	-	(2,412,165)	-	-	(2,412,165)	-	(2,412,165)
Acquiree shares and result on treasury shares	-	(6,838)	-	-	-	(6,838)	-	(6,838)
Share-based payment	-	74,019	-	-	-	74,019	-	74,019
At June 30, 2014	57,131,286	55,309,121	1,854,524	3,592,811	(77,073,282)	40,814,460	1,134,143	41,948,603

(i) The Company has applied the predecessor basis of accounting to acquire the control of Cerbuco Brewing Inc. (“Cerbuco”), the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting practices adopted in Ambev’s corporate restructuring in 2013.

(ii) The Company reviewed the consolidation accounting treatment related to its distributors in Canada. In line with IFRS 11 (R) we have applied the equity method. For these distributors, the type of legal entity limits the investor responsibility to the amount invested, thereby the investment was limited to zero and the impact of the negative equity reversal of these companies on December 31, 2013 was booked with counterpart in equity.

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity (continued):

For the six-month periods ended June 30, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity

At January 1, 2013	249.061	-	51.649	-	24.905.890	25.206.600	12.062.398	37.268.998
Effects of changes in accounting standards (Note 1) (i)	-	-	-	-	191.260	191.260	62.631	253.891
At January 1, 2013 - Adjustment	249.061	-	51.649	-	25.097.150	25.397.860	12.125.029	37.522.889

Net income	-	-	-	367.654	2.222.054	2.589.708	1.694.866	4.284.574

Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	177.676	177.676	31.191	208.867
Cash flow hedges - gains / (losses)	-	-	-	-	6.251	6.251	1.556	7.807
Actuarial gain / (losses)	-	-	-	-	447	447	16	463
Total Comprehensive income	-	-	-	367.654	2.406.428	2.774.082	1.727.629	4.501.711
Capital increase	8.206.879	6.774.951	1.431.928	-	(16.413.758)	-	-	-
Put option to acquire interest in a subsidiary	-	-	-	-	(20.850)	(20.850)	-	(20.850)
Gains/(losses) of controlling interest´s share	-	-	-	-	(53.145)	(53.145)	-	(53.145)
Dividends	-	-	(13.063)	-	-	(13.063)	(51.740)	(64.803)
Share-based payment	-	13.989	-	-	-	13.989	-	13.989
Others capital movements of subsidiary	-	-	-	-	(1.268.100)	(1.268.100)	(801.018)	(2.069.118)
At June 30, 2013	8.455.940	6.788.940	1.470.514	367.654	9.747.725	26.830.773	12.999.900	39.830.673

(i) The Company has applied the predecessor basis of accounting to acquire the control of Cerbuco Brewing Inc., the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting practices adopted in Ambev’s corporate restructuring in 2013, as described in Note 1 (c)  consolidated financial statements of December 31, 2013.

(ii) Refers to capital increase through the contribution of shares, as described in Note 1 (c) consolidated financial statements of December 31, 2013. This increase was performed at cost value, without measuring any capital gain or loss.

(iii) Mainly refers to the reflex effects of distribution of results from subsidiary until April, 2013, as result of adoption of the predecessor basis of accounting, as described in Note 1 (c) consolidated financial statements of December 31, 2013.

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the six and three-month periods ended June 30, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

		Six-month period ended:		Three-month period ended:
	Note	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Net income		4,812,407	4,284,574	2,215,606	1,911,339
Depreciation, amortization and impairment		1,087,757	1,044,006	552,930	531,663
Impairment losses on receivables and inventories		34,002	72,641	14,443	32,294
Additions in provisions and employee benefits		80,828	74,378	41,547	25,799
Net finance cost	16	666,823	505,096	298,002	267,338
Loss/(gain) on sale of property, plant and equipment and intangible assets		6,476	(2,599)	(1,345)	(7,233)
Equity-settled share-based payment expense	18	80,655	80,763	36,177	37,837
Income tax expense	17	807,827	1,024,555	255,971	523,109
Share of result of associates		(10,170)	(1,785)	(2,300)	(97)
Other non-cash items included in the profit		(190,807)	(74,227)	(23,201)	(24,640)
Cash flow from operating activities before changes in working capital and use of provisions		7,375,798	7,007,402	3,387,830	3,297,409

Decrease/(increase) in trade and other receivables		(35,319)	(45,993)	(217,786)	(225,901)
Decrease/(increase) in inventories		(406,289)	(291,573)	(71,046)	160,026
Increase/(decrease) in trade and other payables		(1,311,377)	(2,332,305)	(116,430)	(654,366)
Cash generated from operations		5,622,813	4,337,531	2,982,568	2,577,168

Interest paid		(510,274)	(161,815)	(247,901)	(2,893)
Interest received		381,500	187,095	188,831	(35,347)
Dividends received		43,814	110,736	30,177	45,185
Income tax paid		(1,348,272)	(1,909,497)	(362,354)	(841,192)
Cash flow from operating activities		4,189,581	2,564,050	2,591,321	1,742,921

Proceeds from sale of property, plant and equipment and intangible assets		59,105	27,209	19,550	19,806
Acquisition of property, plant and equipment and intangible assets	8	(1,996,393)	(1,300,955)	(1,120,566)	(756,594)
Acquisition of subsidiaries, net of cash acquired		-	(169,436)	-	(106,806)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(98,665)	(35,000)	34,558	(113,758)
Net proceeds/(acquisition) of other assets		4,737	(1)	(155)	-
Repayments of loans granted		(2,031,216)	(1,478,183)	(1,066,613)	(957,352)
Cash flow from investing activities

Capital increase and advance for future capital increase	12	132,100	-	130,856	-
Share Premium	12	-	-	1,631	-
Capital increase of non-controlling interests		-	152,873	-	687
Proceeds/repurchase of treasury shares	12	(12,973)	(8,920)	(9,218)	(16,603)
Proceeds from borrowings		467,344	287,279	214,677	593,595
Repayment of borrowings		(1,078,354)	(648,494)	(519,589)	(438,927)
Cash net of finance costs other than interests		(778,604)	(262,515)	(470,734)	(261,696)
Payment of finance lease liabilities		(822)	(757)	(512)	(757)
Dividends paid		(5,991,961)	(5,089,009)	(2,075,880)	(58,513)
Cash flow from financing activities		(7,263,270)	(5,569,543)	(2,728,769)	(182,214)

Net increase/(decrease) in cash and cash equivalents		(5,104,905)	(4,483,676)	(1,204,061)	603,355
Cash and cash equivalents (i) at beginning of period		11,538,241	9,259,265	7,295,687	4,031,136
Effect of exchange rate fluctuations		(407,746)	30,511	(66,036)	171,609
Cash and cash equivalents (i) at end of period		6,025,590	4,806,100	6,025,590	4,806,100

(i) Net of bank overdrafts.

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Investment securities
6.	Inventories
7.	Deferred income tax and social contribution
8.	Property, plant and equipment
9.	Goodwill
10.	Interest-bearing loans and borrowings
11.	Provisions
12.	Changes in equity
13.	Segment reporting
14.	Net Sales
15.	Other operating income/(expenses)
16.	Finance cost and income
17.	Income tax and social contribution
18.	Share-based payments
19.	Financial instruments and risks
20.	Collateral and contractual commitments, advances from customers and others
21.	Contingencies
22.	Related parties
23.	Events after the balance sheet date

1. CORPORATE INFORMATION

(a)     Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”) and AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V/S.A. (“ABI”).

The interim consolidated financial statements were approved by the Board of Directors on July 30, 2014.

(b) Major events in 2014:

On January 2, 2014, BSA Bebidas Ltda. was merged into Ambev Brasil Bebidas S.A. and, immediately after, the upstream mergers of Old Ambev and Ambev Brasil Bebidas S.A. into Ambev S.A. was approved by the shareholders of each company in Extraordinary General Meeting (EGM) held on such date. As a result, Ambev S.A. received Old Ambev and Ambev Brasil Bebidas S.A.’s assets, rights and liabilities for their book value. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

The net assets incorporated by the Company is as follow:

	Companhia de Bebidas das Américas S.A.	Ambev Brasil Bebidas S.A.	BSA Bebidas Ltda.
	01/01/2014	01/01/2014	01/01/2014
Assets
Current assets	11,027,626	1,133,510	61,324
Non-current assets	47,220,178	4,906,087	2,700
Total assets	58,247,804	6,039,597	64,024

liabilities
Current liabilities	10,258,087	3,059,124	24,737
Non-current liabilities	12,630,565	912,667	5,755
Total liabilities	22,888,652	3,971,791	30,492

Net assets	35,359,152	2,067,806	33,532

Old Ambev merger was concluded with no increase or decrease in Ambev S.A.’s equity or capital stock because Old Ambev was a wholly-owned subsidiary of Ambev S.A. As a result of Ambev Brasil Bebidas S.A.’s merger, after the merger of BSA Bebidas Ltda., Ambev S.A’s capital stock was increased in R$156, equivalent to Ambev Brasil Bebidas S.A.’s equity held by non-controlling shareholders. Ambev S.A.’s capital stock amounted to R$57,001, which also includes the capital increase approved and ratified by the Board of Directors on October 17, 2013 and December 19, 2013, according to section 8 of Ambev S.A. bylaws and section 168 of Law n. 6,404/76 due to the exercise of call options by the beneficiaries of Ambev S.A. stock option plan.

On January, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s equity interest in Cerbuco Brewing Inc. (“Cerbuco”), who owns interest in  Bucanero S.A. (“Bucanero”), leader company in Cuba business beer.

With this acquisition, the Company aims to strengthen its leadership in the Caribbean.

Consistent with accounting practices adopted in corporate restructuring in 2013, the Company applied the predecessor basis of accounting for this transaction with its parent.

As a result of the items above explained, the entries by the adoption of the predecessor basis of accounting are well detailed in the separate balance sheet of the Company:

	2013	2012
Cerbuco's equity	153,679	191,260
Acquisition of subsidiary	100%	100%
Adjustment for adoption of the accounting practice of the previous cost	153,679	191,260

Assigned in the Statement of Shareholders' Equity:
Accounting adjustments for transactions between shareholders	153,679	191,260

The impacts of accounting presented above in the income statement of the Company are as follows:

	Six-month period ended:	Three-month period ended:
	06/30/2013	06/30/2013
Cerbuco's net income	9,907	5,669
Participação acionária após aquisição	100%	100%
Adjustment for adoption of the accounting practice of the previous cost	9,907	5,669

On March 1, 2014, ABI and the Company entered, through its subsidiaries, into licensing agreements by which the Company's subsidiaries related to Canada’s operations acquired the exclusive right to import, sell, distribute and market branded products Corona  and related brands, including but not limited Corona Extra, Corona Light, Coronita, Pacifico  e Negra Modelo as well as the exclusive license to use the brands related to these products in Canada.

The Company recorded intangible assets in the amount of R$150,899 in counterpart of the amount disbursed.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2013. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a) Summary of significant accounting policies (Note 3);

(b) Special items (Note 8);

(c) Payroll and related benefits (Note 9);

(d) Additional information on operating expenses by nature (Note 10);

(e) Intangible assets (Note 15);

(f) Trade and other receivables (Note 19);

(g) Cash and cash equivalents (Note 20);

(h) Interest-bearing loans and borrowings (Note 22);

(i) Employee benefits (Note 23);

(j) Trade and other payables (Note 25);

(k) Operating leases (Note 28);

(l) Contingencies (Note 30);

(m) Group Companies (Note 32);

(n) Insurance (Note 33).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of June 30, 2014 in relation to those presented in the financial statements for the year ended December 31, 2013.

(a)   Basis of preparation and measurement

The interim consolidated financial statements are presented in thousands of Brazilian Reais (R$), rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost of acquisition approach is applied.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for annual reporting periods after January 1, 2017. There was no early adoption of standards and amendments to standards by the Company.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and established two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also introduces a new hedge accounting model, together with corresponding disclosures about risk management for those companies applying hedge accounting. Because the impairment phase of the IFRS 9 project has not yet been completed, the IASB decided that the mandatory effective date should be decided upon when the entire IFRS 9 project is closer to completion. In June 2014 IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1, 2018, with the possibility of early adoption.

IFRS 15 Revenue from Contracts with Customers:

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.  In May 2014 IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1, 2017.

Other standards, interpretations and amendments to standards

Other new standards and amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1, 2014 were not listed above due to its non-applicability or none of them is expected to have a significant effect on the financial statement of the Company.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting (Note 1 (c) described in consolidated financial statements of December 31, 2013);

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives.

Judgments made by Management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

5. INVESTMENT SECURITIES

	06/30/2014	12/31/2013

Financial asset at fair value through profit or loss-held for trading	379,938	288,604
Current investments	379,938	288,604

Debt held-to-maturity	70,323	63,796
Non-current investments	70,323	63,796

Total	450,261	352,400

6. INVENTORIES

	06/30/2014	12/31/2013

Finished goods	1,246,468	878,980
Work in progress	265,778	248,083
Raw material	1,176,818	1,310,664
Consumables	46,363	36,979
Spare parts and other	310,492	286,625
Prepayments	137,705	122,153
Impairment losses	(63,166)	(47,841)
	3,120,458	2,835,643

Losses on inventories recognized in the income statement amounted to R$12,268  as of June 30, 2014 (R$45,793 in June 30, 2013).

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, applied rates, are as follow:

HILA-ex	from 23% to 31%
Latin America - South	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry-forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	06/30/2014			12/31/2013
	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	49,159	-	49,159	47,944	-	47,944
Derivatives	54,166	(28,709)	25,457	50,801	(20,938)	29,863
Inventories	130,562	-	130,562	138,820	(1,654)	137,166
Loss carryforwards	470,108	-	470,108	293,330	-	293,330
Employee benefits	364,190	-	364,190	477,182	-	477,182
Property, plant and equipment	-	(634,756)	(634,756)	26,559	(667,386)	(640,827)
Intangible assets	4,285	(526,684)	(522,399)	5,741	(605,011)	(599,270)
Trade and other payables	-	(252,657)	(252,657)	-	(239,324)	(239,324)
Interest-bearing loans and borrowings	-	(11,743)	(11,743)	7,520	-	7,520
Provisions	265,614	(28,358)	237,256	235,103	(21,503)	213,600
Share-based payment	684,365	-	684,365	824,501	-	824,501
Interest on capital	61,999	-	61,999	-	(247,750)	(247,750)
Partnership profit	-	(644,876)	(644,876)	-	(655,011)	(655,011)
Other items	-	(116,956)	(116,956)	-	(96,845)	(96,845)
Gross deferred tax assets / (liabilities)	2,084,448	(2,244,739)	(160,291)	2,107,501	(2,555,422)	(447,921)
Netting by taxable entity	(523,822)	523,822	-	(459,736)	459,736	-
Net deferred tax assets / (liabilities)	1,560,626	(1,720,917)	(160,291)	1,647,765	(2,095,686)	(447,921)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At June 30, 2014 the net assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement as follows:

	06/30/2014	12/31/2013
Deferred taxes not related to tax losses

to be recovered within 12 months	2,472,614	1,336,041
to be recovered beyond 12 months	(3,103,013)	(2,077,292)
	(630,399)	(741,251)
Deferred tax related to tax losses

2014	326,199	93,659
2015	74,540	67,991
2016	51,737	107,226
Beyond 2017 (i)	17,632	24,454
	470,108	293,330

Total	(160,291)	(447,921)

(i) There is no expected realization that exceeds the period of 10 years.

The net change in deferred income tax and social contribution is detailed as follows:

Balance at December 31, 2013	(447,921)
Recognized in Net Income	434,149
Recognized in equity	(146,519)
Balance at June 30, 2014	(160,291)

As at June 30, 2014, deferred tax assets in the amount of R$226,348 (R$253,850 as at December 31, 2013) related to tax losses from previous periods and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

The expiration term of these assets is on average five years and the tax losses carried forward in relation to them are equivalent to R$917,165 in June 30, 2014 (R$1,014,369 in December 31, 2013).

The income tax and social contribution recognized directly as other comprehensive income were as follows:

	06/30/2014	12/31/2013
Items that will not be reclassified to profit or loss:
Remeasurement of postemployment benefits	-	(91,825)

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges - gains / (losses)	122,375	(37,951)
Net Investment hedges - gains / (losses)	(69,328)	119,258
	53,047	81,307

8. PROPERTY, PLANT AND EQUIPMENT

	06/30/2014					12/31/2013
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	5,699,253	16,423,499	2,993,907	2,051,043	27,167,702	25,303,003
Effect of movements in foreign exchange	(179,142)	(533,997)	(105,174)	(50,268)	(868,581)	246,928
Acquisitions through business combinations	-	-	-	-	-	76
Acquisitions	1,001	413,344	116,271	1,130,878	1,661,494	3,648,558
Disposals	(180)	(274,757)	(57,870)	(28)	(332,835)	(1,863,812)
Transfer to other asset categories	596,293	1,191,387	232,628	(2,034,489)	(14,181)	(167,210)
Others	(124,101)	(84,314)	(91,613)	-	(300,028)	159
Balance at end of period/year	5,993,124	17,135,162	3,088,149	1,097,136	27,313,571	27,167,702

Depreciation and Impairment
Balance at end of previous year	(1,749,784)	(9,429,199)	(1,983,158)	-	(13,162,141)	(12,889,325)
Effect of movements in foreign exchange	33,965	280,284	63,122	-	377,371	(169,997)
Depreciation	(90,119)	(716,739)	(180,556)	-	(987,414)	(1,870,692)
Impairment losses	-	(36,558)	(2)	-	(36,560)	(73,273)
Disposals	-	215,755	51,490	-	267,245	1,780,034
Transfer to other asset categories	1,502	(43,315)	23,136	-	(18,677)	60,152
Others	53,175	52,672	54,218	-	160,065	960
Balance at end	(1,751,261)	(9,677,100)	(1,971,750)	-	(13,400,111)	(13,162,141)
Carrying amount:
December 31, 2013	3,949,469	6,994,300	1,010,749	2,051,043	14,005,561	14,005,561
June 30, 2014	4,241,863	7,458,062	1,116,399	1,097,136	13,913,460

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

The transfers mainly relates to transfers from assets under construction to their final asset categories.

Capitalized interest is made on loans directly attributable to the acquisition and construction of qualifying assets. The amount of interest on loans capitalized during the period was R$33,346 (R$31,249 as of June 30, 2013). The interest capitalization rate used in 2014 is 6.36% (in 2013 ranged between 6.36% and 11.29%).

The Company leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$26,022 as of June 30, 2014 (R$22,011 as of December 31, 2013).

Contractual commitments to purchase property, plant and equipment amounted to R$260,084 as at June 30, 2014 (R$196,416 as at December 31, 2013).

9. GOODWILL

	06/30/2014	12/31/2013

Goodwill	112,266,376	111,890,157
Provision for losses	(85,242,633)	(85,242,633)
Balance at end of previous year	27,023,743	26,647,524

Effect of movements in foreign exchange	(794,589)	502,241
Acquisitions through business combinations	-	132,685
Others	(7,172)	(258,707)
Balance at the end of period/year	26,221,982	27,023,743

(i) Refers to provision amount related to goodwill paid in shareholders transaction, as described in Note 12 (d.5).

(ii) Refers to goodwill merged of subsidiaries as described in Note 1(b). This goodwill arisen from transactions before the application of IFRS in the Company.

The carrying amount of goodwill was allocated to the different cash-generating units levels as follows:

	Functional Currency	06/30/2014	12/31/2013
LAN:
Brazil	BRL	17,329,289	17,329,026
Dominican Republic	DOP	2,229,645	2,435,529
Cuba	USD	2,456	2,612

LAS:
Argentina	ARS	682,163	905,299
Bolivia	BOB	779,582	828,631
Ecuador	USD	3,730	3,918
Chile	CLP	34,982	39,103
Paraguay	PYG	672,059	679,044
Peru	PEN	43,603	46,437
Uruguay	UYU	142,457	162,166

NA:
Canada Holding	BRL	35,850	35,850
Canada Operational	CAD	4,266,166	4,556,128
		26,221,982	27,023,743

Annual impairment testing

The cash-generating unit to which the goodwill by expectation of future profitability (goodwill) has been allocated must be tested to check the need for reduction to the recoverable amount. The test is made comparing its book value (including the goodwill) with its recoverable value and must be made at least annually or always that there is indication that the unit can be devalued.

The impairment test will be performed during the last quarter of the current year.

10. INTEREST-BEARING LOANS AND BORROWINGS

This note discloses the position of loans and financing of the Company. The Note 19 - Financial instruments and risks discloses additional information with respect to exposure of the Company to the risks of interest rate and currency.

	06/30/2014	12/31/2013

Secured bank loans	183,894	203,019
Unsecured bank loans	651,099	808,962
Other unsecured loans	33,622	26,854
Financial leasing	1,079	1,768
Current liabilities	869,694	1,040,603

Secured bank loans	451,563	449,915
Unsecured bank loans	860,420	884,119
Debentures and unsecured bond issues	286,084	336,641
Other unsecured loans	171,075	175,171
Financial leasing	17,897	19,396
Non-current liabilities	1,787,039	1,865,242

The Company’s debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most representative rates are: (i) flat rate for the Bond 2017 (9.5% per year) and debts of Banco Nacional de Desenvolvimento Economico e Social (BNDES) (7.23% per year); (ii) mix of currencies (UMBNDES) (1.75% per year); and Interest Rate (TJLP) (7.21% per year) to loans from BNDES (7.06% per year) and variable rates for loans in U.S. dollar (1.81% per year).

Contract clauses (covenants)

During the period there were no significant changes in contract clauses of loans and borrowings contracted by the Company.

As of June  30, 2014 the Company was in compliance with all its contractual obligations for its loans and financings.

11. PROVISIONS

(a) Provision changes

	Balance as of December 31, 2013	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of June 30, 2014

Restructuring	6,070	(386)	-	(1,600)	4,084

Lawsuits tax, labor, civil and others
Civil	9,512	(588)	16,820	(13,617)	12,127
Taxes on sales	141,563	-	15,275	(8,463)	148,375
Income tax	149,859	(3,433)	10,424	1,260	158,110
Labor	174,367	(553)	78,388	(88,340)	163,862
Others	95,280	(3,882)	31,443	(7,670)	115,171
Total	570,581	(8,456)	152,350	(116,830)	597,645

Total provisions	576,651	(8,842)	152,350	(118,430)	601,729

 (b) Disbursement expectative

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	4,084	3,676	408	-	-

Lawsuits tax, labor, civil and others
Civil	12,127	2,216	4,082	5,484	345
Taxes on sales	148,375	45,799	42,249	56,754	3,573
Income tax	158,110	33,365	51,380	69,020	4,345
Labor	163,862	48,309	47,594	63,934	4,025
Others	115,171	21,690	38,503	51,722	3,256
Total	597,645	151,379	183,808	246,914	15,544

Total provisions	601,729	155,055	184,216	246,914	15,544

The expected settlement of provisions was based on management’s best estimate at the interim consolidated financial statements date.

Main lawsuits with probable likelihood of loss:

(a) Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and Cofins taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

At June 30, 2014, the Company and its subsidiaries are involved in 4,198 (4,108 as of December 31, 2013) labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 21.

12. CHANGES IN EQUITY

(a) Capital stock

		06/30/2014	06/30/2013
	Million of commom shares	Million of Real	Million of commom shares	Million of Real
Beginning balance as per statutory books	15,664,280	57,000,790	249,061	249,061
Contribution shares	-	-	9,444,537	8,206,879
Changes during the period	6,603	130,496	-	-
	15,670,883	57,131,286	9,693,598	8,455,940

(b) Capital reserves

	Treasury shares	Share Premium	Others capital reserve	Share-based payments	Results on treasury shares	Capital reserves
At January 1, 2014	(22,955)	53,663,683	1,012,723	714,825	(5,845)	55,362,431

Other comprehensive income
Capital increase	(9,070)	-	(93,547)	(17,874)	-	(120,491)
Acquiree shares and result on treasury shares	22,729	-	-	-	(29,567)	(6,838)
Share-based payment	-	-	-	74,019	-	74,019
At June 30, 2014	(9,296)	53,663,683	919,176	770,970	(35,412)	55,309,121

	Treasury shares	Share Premium	Others capital reserve	Share-based payments	Results on treasury shares	Capital reserves

At January 1, 2013	-	-	-	-	-	-

Net income	-	-	-	-	-	-

Other comprehensive income
Total Comprehensive income	-	-	-	-	-	-
Dividends	-	5.163.148	1.012.723	599.080	-	6.774.951
Share-based payment	-	-	-	13.989	-	13.989
At June 30, 2013	-	5.163.148	1.012.723	613.069	-	6.788.940

(i) As described in Note 1 (c) of consolidated financial statements of December 31, 2013, the Company adopted the predecessor basis of accounting for the contribution of shares. Thus, the equivalent value contributed participation is already reflected in equity of Ambev SA since January 1, 2012 and at the time of the capital increase, was reclassified from “Carrying value adjustments” to other accounts in equity in accordance with the corporate minutes.

(b.1) Treasury shares

The treasury shares include own issued shares reacquired by the Company under the Company’s Stock Option Plan for its employees.

The changes of treasury shares are as follows:

	Acquiree shares		Result on Treasure Shares	Total Treasure Shares
	Million shares	Million Brazilian Real	Million shares	Million Brazilian Real

Beginning balance as per statutory books	1,354	(22,955)	(5,845)	(28,800)
Changes during the period	(789)	13,659	(29,567)	(15,908)
At the end of the period	565	(9,296)	(35,412)	(44,708)

(b.2) Share premium

The share premium refers to the difference between subscription prices that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management acquires shares of the Company.

The share-based payment reserve recorded a charge of R$80,652 at June 30, 2014 (R$80,764 at June 30, 2013) (Note 18).

(c) Net income reserve

	Net income reserve
	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve
At January 1, 2014	940,132	4,456	1,849,893	3,063,372	5,857,853

Other comprehensive income
Dividends distributed	(939,957)	-	-	(651,207)	(1,591,164)
Interest on shareholder´s equity	-	-	-	(2,412,165)	(2,412,165)
At June 30, 2014	175	4,456	1,849,893	-	1,854,524

	Net income reserve
	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve

At January 1, 2013	-	4,456	-	47,193	51,649

Other comprehensive income
Capital increase	-	-	1,431,928	-	1,431,928
Dividends	34,130	-	-	(47,193)	(13,063)
At June 30, 2013	34,130	4,456	1,431,928	-	1,470,514

In order to maximize the return to shareholders, the additional dividends may be paid as dividends or interest on shareholders’ equity.

(c.1) Investments reserve

The investment reserve refers to the allocation of part of the profits in order to support future investment needs.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

In addition to the participation in tax incentive programs related to income tax, the Company participates in ICMS (VAT) tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote employment, regional decentralization, complementation and diversification of the State’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

The portion of the expected income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2014, and are therefore not available as a basis for distribution of dividends, is composed of:

	06/30/2014	06/30/2013
ICMS (Brazilian State value added)	510,722	340,902
Income tax	18,588	21,693
	529,310	362,595

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible and, when distributed, may be considered part of the mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during 2014:

Event	Approval	Type	Date of payment	Year	Type of share	Ammount per share	Total amount

Board of Directors Meeting	01/06/2014	Interest on shareholder´s equity	01/23/2014	2013	Common	0.1540	2,412,165	(i)
Board of Directors Meeting	01/06/2014	Dividends	01/23/2014	2013	Common	0.1000	1,566,341	(i)
Board of Directors Meeting	03/23/2014	Dividends	04/25/2014	2013	Common	0.0600	939,957	(ii)
Board of Directors Meeting	03/23/2014	Dividends	04/25/2014	2014	Common	0.0700	1,096,616
							6,015,079

(i) These dividends and interest on shareholders’ equity refer to the total amount approved for distribution in the period and were accrued in fiscal year of 2013.

(ii) These dividends refer to the total amount approved for distribution in the period and were deducted of investments reserve.

Events during 2013:

Event	Approval	Type	Date of payment	Year	Type of share	Ammount per share	Total amount

Ordinary General Meeting	03/01/2013	Interest on shareholder´s equity	03/11/2013	2012	Common	0.0524	13,063	(i)
Ordinary General Meeting	03/01/2013	Dividends	03/11/2013	2012	Common	0.0443	11,037	(i)
							24,100

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in fiscal year of 2012.

Interest on shareholders’ equity and dividends not claimed within three years revert back to the Company.

(c.5) Proposed dividends and additional dividends

The reserves for proposed dividends and additional dividends proposed are designed to record the dividends to be distributed during the following fiscal year, approved in accordance with Brazilian Corporate Law.

(d)   Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Carrying value adjustments
At January 1, 2014 - originally issued	(72.266)	132.296	(1.003.122)	(2.057.281)	2.114.305	156.091	(74.652.319)	(75.382.296)
Effects of changes in accounting standards (Note 1)	-	-	-	-	-	-	153.679	153.679
At January 1, 2014 - Adjustment	(72.266)	132.296	(1.003.122)	(2.057.281)	2.114.305	156.091	(74.498.640)	(75.228.617)

Other comprehensive income
Translation reserves - gains / (losses)	(1.174.281)	-	-	-	-	-	(7.175)	(1.181.456)
Cash flow hedges - gains / (losses)	-	(234.859)	-	-	-	-	-	(234.859)
Actuarial gain / (losses)	-	-	(12.370)	-	-	-	-	(12.370)
Total Comprehensive income	(1.174.281)	(234.859)	(12.370)	-	-	-	(7.175)	(1.428.685)
Adjustment for changes in accounting standards related to joint ventures	29.737	-	59.630	-	-	-	-	89.367
Reversal of Cerbuco's Net Assets recognized as predecessor basis of accounting to acquire Cerbuco	-	-	-	-	-	-	(505.347)	(505.347)
At June 30, 2014	(1.216.810)	(102.563)	(955.862)	(2.057.281)	2.114.305	156.091	(75.011.162)	(77.073.282)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Carrying value adjustments

At January 1, 2013	-	-	-	-	-	-	24.905.890	24.905.890
Effects of changes in accounting standards (Note 1)	-	-	-	-	-	-	191.260	191.260
At January 1, 2013 - Adjustment	-	-	-	-	-	-	25.097.150	25.097.150

Net income	-	-	-	-	-	-	2.222.054	2.222.054

Translation reserves - gains / (losses)	28.192	-	-	-	-	-	149.484	177.676
Cash flow hedges - gains / (losses)	-	6.251	-	-	-	-	-	6.251
Actuarial gain / (losses)	-	-	447	-	-	-	-	447
Total Comprehensive income	28.192	6.251	447	-	-	-	2.371.538	2.406.428
Capital increase	(3.697)	69.830	(1.205.172)	(2.003.216)	(263.890)	156.091	(13.163.704)	(16.413.758)
Put option to acquire interest in a subsidiary	-	-	-	(20.850)	-	-	-	(20.850)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(53.145)	-	-	(53.145)
Others capital movements of subsidiary	-	-	-	-	-	-	(1.268.100)	(1.268.100)
At June 30, 2013	24.495	76.081	(1.204.725)	(2.024.066)	(317.035)	156.091	13.036.884	9.747.725

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges, in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

(d.2) Cash flow hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19 - Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.4) Put option of a subsidiary interest

As part of the CND acquisition agreement, a sell option (“put”) was issued by the Company and a purchase option (“call”) was issued by E. León Jimenes S.A. (“ELJ”), which may result in an acquisition by the Company of the remaining shares of CND, for a value based on EBITDA multiples, being “put” exercisable annually until 2019 and the “call” in 2019. On June 30, 2014 the put option held by ELJ is valued at R$2,459,236 and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes of this option are presented as Note 19 - Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and the related book value of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. For the acquisition of non-controlling interest related to Old Ambev, the abovementioned adjustment was recognized in the carrying value adjustments.

13. SEGMENT REPORTING

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

(a) Reportable segments – periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Volume	60,366	55,798	17,424	17,373	4,505	4,350	82,295	77,521

Net sales	12,044,346	10,384,583	3,026,662	3,082,748	2,151,497	1,934,889	17,222,505	15,402,220
Cost of sales	(4,217,175)	(3,579,641)	(1,178,078)	(1,221,302)	(653,727)	(563,860)	(6,048,980)	(5,364,803)
Gross profit	7,827,171	6,804,942	1,848,584	1,861,446	1,497,770	1,371,029	11,173,525	10,037,417
Sales and marketing expenses	(3,189,818)	(2,791,992)	(704,964)	(671,083)	(767,873)	(623,129)	(4,662,655)	(4,086,204)
Administrative expenses	(579,706)	(553,134)	(120,383)	(119,701)	(98,279)	(83,997)	(798,368)	(756,832)
Other operating income/(expenses)	593,986	644,524	(14,909)	(20,065)	(986)	(155)	578,091	624,304
Normalized income from operations (normalized EBIT)	4,651,633	4,104,340	1,008,328	1,050,597	630,632	663,748	6,290,593	5,818,685
Special items	(2,100)	(2,163)	(5,495)	(4,082)	(6,111)	-	(13,706)	(6,245)
Income from operations (EBIT)	4,649,533	4,102,177	1,002,833	1,046,515	624,521	663,748	6,276,887	5,812,440
Net finance cost	(400,428)	(488,037)	(286,710)	(29,084)	20,315	12,025	(666,823)	(505,096)
Share of result of associates	5,003	968	-	-	5,167	817	10,170	1,785
Income before income tax	4,254,108	3,615,108	716,123	1,017,431	650,003	676,590	5,620,234	5,309,129
Income tax expense	(343,320)	(541,887)	(283,513)	(330,969)	(180,994)	(151,699)	(807,827)	(1,024,555)
Net income	3,910,788	3,073,221	432,610	686,462	469,009	524,891	4,812,407	4,284,574

Normalized EBITDA	5,473,074	4,887,573	1,202,657	1,241,534	702,619	733,584	7,378,350	6,862,691
Special items	(2,100)	(2,163)	(5,495)	(4,082)	(6,111)	-	(13,706)	(6,245)
Depreciation, amortization and impairment excluding special items	(821,441)	(783,233)	(194,329)	(190,937)	(71,987)	(69,836)	(1,087,757)	(1,044,006)
Net finance costs	(400,428)	(488,037)	(286,710)	(29,084)	20,315	12,025	(666,823)	(505,096)
Share of results of associates	5,003	968	-	-	5,167	817	10,170	1,785
Income tax expense	(343,320)	(541,887)	(283,513)	(330,969)	(180,994)	(151,699)	(807,827)	(1,024,555)
Net income	3,910,788	3,073,221	432,610	686,462	469,009	524,891	4,812,407	4,284,574

Normalized EBITDA margin in %	45.4%	47.1%	39.7%	40.3%	32.7%	37.9%	42.8%	44.6%

Acquisition of property, plant and equipment	1,358,535	1,060,930	464,150	185,846	58,713	84,774	1,881,398	1,331,550
Additions to / (reversals of) provisions	114,022	110,089	6,034	1,508	-	-	120,056	111,597
Full time employee	38,591	35,954	10,081	9,881	2,959	2,981	51,630	48,816

	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013	06/30/2014	12/31/2013
Segment assets	40,469,422	40,217,782	7,800,527	8,135,681	6,517,877	6,611,172	54,787,826	54,964,635
Intersegment elimination							(1,537,180)	(927,371)
Non-segmented assets							9,738,397	15,047,916
Total assets							62,989,043	69,085,180

Segment liabilities	11,790,989	14,336,057	2,697,222	2,873,146	2,301,855	2,450,957	16,790,066	19,660,160
Intersegment elimination							(1,537,180)	(927,371)
Non-segmented liabilities							47,736,157	50,352,391
Total liabilities							62,989,043	69,085,180

(i) Latin America – North: includes operations in Brazil and HILA-ex (Cuba, Guatemala and Dominican Republic).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay, Uruguay, Ecuador and Peru.

 (b) Additional information – by Business unit – periods ended in:

	Latin America - north
	Beer		Soft drink		Total
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Volume	44,984	41,335	15,382	14,463	60,366	55,798

Net sales	10,094,004	8,638,791	1,950,342	1,745,793	12,044,346	10,384,583
Cost of sales	(3,230,261)	(2,708,285)	(986,914)	(871,356)	(4,217,175)	(3,579,641)
Gross profit	6,863,743	5,930,506	963,428	874,436	7,827,171	6,804,942
Sales and marketing expenses	(2,723,342)	(2,375,280)	(466,476)	(416,712)	(3,189,818)	(2,791,992)
Administrative expenses	(539,379)	(501,240)	(40,327)	(51,894)	(579,706)	(553,134)
Other operating income/(expenses)	509,818	521,152	84,168	123,372	593,986	644,524
Normalized income from operations (normalized EBIT)	4,110,840	3,575,137	540,793	529,203	4,651,633	4,104,340
Special items	(1,454)	(1,603)	(646)	(560)	(2,100)	(2,163)
Income from operations (EBIT)	4,109,386	3,573,534	540,147	528,643	4,649,533	4,102,177
Net finance cost	(400,428)	(488,037)	-	-	(400,428)	(488,037)
Share of result of associates	5,003	968	-	-	5,003	968
Income before income tax	3,713,961	3,086,465	540,147	528,643	4,254,108	3,615,108
Income tax expense	(343,175)	(541,887)	(145)	-	(343,320)	(541,887)
Net income	3,370,786	2,544,578	540,002	528,643	3,910,788	3,073,221

Normalized EBITDA	4,782,856	4,218,124	690,218	669,449	5,473,074	4,887,573
Special items	(1,454)	(1,603)	(646)	(560)	(2,100)	(2,163)
Depreciation, amortization and impairment excluding special items	(672,016)	(642,987)	(149,425)	(140,246)	(821,441)	(783,233)
Net finance costs	(400,428)	(488,037)	-	-	(400,428)	(488,037)
Share of results of associates	5,003	968	-	-	5,003	968
Income tax expense	(343,175)	(541,887)	(145)	-	(343,320)	(541,887)
Net income	3,370,786	2,544,578	540,002	528,643	3,910,788	3,073,221

Normalized EBITDA margin in %	47.4%	48.8%	35.4%	38.3%	45.4%	47.1%

	Brazil
	Beer		Soft drink		Total
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Volume	42,219	38,693	14,625	13,882	56,844	52,575

Net sales	9,376,573	8,063,547	1,770,930	1,606,763	11,147,503	9,670,310
Cost of sales	(2,927,776)	(2,470,397)	(851,949)	(756,869)	(3,779,725)	(3,227,266)
Gross profit	6,448,797	5,593,150	918,981	849,894	7,367,778	6,443,044
Sales and marketing expenses	(2,524,889)	(2,230,568)	(417,397)	(376,735)	(2,942,286)	(2,607,303)
Administrative expenses	(503,447)	(462,045)	(27,036)	(39,989)	(530,483)	(502,034)
Other operating income/(expenses)	512,212	529,368	84,422	117,338	596,634	646,706
Income from operations (EBIT)	3,932,673	3,429,905	558,970	550,508	4,491,643	3,980,413
Net finance cost	(405,374)	(479,523)	-	-	(405,374)	(479,523)
Share of result of associates	5,003	968	-	-	5,003	968
Income before income tax	3,532,302	2,951,350	558,970	550,508	4,091,272	3,501,858
Income tax expense	(298,565)	(498,819)	-	-	(298,565)	(498,819)
Net income	3,233,737	2,452,531	558,970	550,508	3,792,707	3,003,039

Normalized EBITDA	4,539,699	4,016,307	686,794	673,699	5,226,493	4,690,006
Depreciation, amortization and impairment excluding special items	(607,026)	(586,402)	(127,824)	(123,191)	(734,850)	(709,593)
Net finance costs	(405,374)	(479,523)	-	-	(405,374)	(479,523)
Share of results of associates	5,003	968	-	-	5,003	968
Income tax expense	(298,565)	(498,819)	-	-	(298,565)	(498,819)
Net income	3,233,737	2,452,531	558,970	550,508	3,792,707	3,003,039

Normalized EBITDA margin in %	48.4%	49.8%	38.8%	41.9%	46.9%	48.5%

	HILA-ex
	Beer		Soft drink		Total
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Volume	2,765	2,643	757	581	3,522	3,223

Net sales	717,431	575,244	179,412	139,030	896,843	714,273
Cost of sales	(302,485)	(237,888)	(134,965)	(114,487)	(437,450)	(352,375)
Gross profit	414,946	337,356	44,447	24,542	459,393	361,898
Sales and marketing expenses	(198,453)	(144,712)	(49,079)	(39,977)	(247,532)	(184,689)
Administrative expenses	(35,932)	(39,195)	(13,291)	(11,905)	(49,223)	(51,100)
Other operating income/(expenses)	(2,394)	(8,216)	(254)	6,034	(2,648)	(2,182)
Normalized income from operations (normalized EBIT)	178,167	145,232	(18,177)	(21,305)	159,990	123,927
Special items	(1,454)	(1,603)	(646)	(560)	(2,100)	(2,163)
Income from operations (EBIT)	176,713	143,629	(18,823)	(21,865)	157,890	121,764
Net finance cost	4,946	(8,514)	-	-	4,946	(8,514)
Income before income tax	181,659	135,115	(18,823)	(21,865)	162,836	113,250
Income tax expense	(44,610)	(43,068)	(145)	-	(44,755)	(43,068)
Net income	137,049	92,047	(18,968)	(21,865)	118,081	70,182

Normalized EBITDA	243,157	201,817	3,424	(4,250)	246,581	197,567
Special items	(1,454)	(1,603)	(646)	(560)	(2,100)	(2,163)
Depreciation, amortization and impairment excluding special items	(64,990)	(56,585)	(21,601)	(17,055)	(86,591)	(73,640)
Net finance costs	4,946	(8,514)	-	-	4,946	(8,514)
Income tax expense	(44,610)	(43,068)	(145)	-	(44,755)	(43,068)
Net income	137,049	92,047	(18,968)	(21,865)	118,081	70,182

Normalized EBITDA margin in %	33.9%	35.1%	1.9%	-3.1%	27.5%	27.7%

	Latin America - south
	Beer		Soft drink		Total
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Volume	10,297	10,262	7,127	7,111	17,424	17,373

Net sales	2,245,431	2,221,311	781,231	861,437	3,026,662	3,082,748
Cost of sales	(735,204)	(698,813)	(442,874)	(522,489)	(1,178,078)	(1,221,302)
Gross profit	1,510,227	1,522,498	338,357	338,948	1,848,584	1,861,446
Sales and marketing expenses	(489,302)	(440,933)	(215,662)	(230,150)	(704,964)	(671,083)
Administrative expenses	(91,522)	(88,943)	(28,861)	(30,758)	(120,383)	(119,701)
Other operating income/(expenses)	(11,396)	(16,902)	(3,513)	(3,163)	(14,909)	(20,065)
Normalized income from operations (normalized EBIT)	918,006	975,720	90,322	74,877	1,008,328	1,050,597
Special items	(5,495)	(4,082)	-	-	(5,495)	(4,082)
Income from operations (EBIT)	912,511	971,638	90,322	74,877	1,002,833	1,046,515
Net finance cost	(274,059)	(21,232)	(12,651)	(7,852)	(286,710)	(29,084)
Income before income tax	638,452	950,406	77,671	67,025	716,123	1,017,431
Income tax expense	(252,858)	(329,969)	(30,655)	(1,000)	(283,513)	(330,969)
Net income	385,594	620,437	47,016	66,025	432,610	686,462

Normalized EBITDA	1,077,973	1,123,139	124,684	118,395	1,202,657	1,241,534
Special items	(5,495)	(4,082)	-	-	(5,495)	(4,082)
Depreciation, amortization and impairment excluding special items	(159,967)	(147,419)	(34,362)	(43,518)	(194,329)	(190,937)
Net finance costs	(274,059)	(21,232)	(12,651)	(7,852)	(286,710)	(29,084)
Income tax expense	(252,858)	(329,969)	(30,655)	(1,000)	(283,513)	(330,969)
Net income	385,594	620,437	47,016	66,025	432,610	686,462

Normalized EBITDA margin in %	48.0%	50.6%	16.0%	13.7%	39.7%	40.3%

	Canada
	06/30/2014		06/30/2013
	Beer	Total	Beer	Total

Volume	4,505	4,505	4,350	4,350

Net sales	2,151,497	2,151,497	1,934,889	1,934,889
Cost of sales	(653,727)	(653,727)	(563,860)	(563,860)
Gross profit	1,497,770	1,497,770	1,371,029	1,371,029
Sales and marketing expenses	(767,873)	(767,873)	(623,129)	(623,129)
Administrative expenses	(98,279)	(98,279)	(83,997)	(83,997)
Other operating income/(expenses)	(986)	(986)	(155)	(155)
Normalized income from operations (normalized EBIT)	630,632	630,632	663,748	663,748
Special items	(6,111)	(6,111)	-	-
Income from operations (EBIT)	624,521	624,521	663,748	663,748
Net finance cost	20,315	20,315	12,025	12,025
Share of result of associates	5,167	5,167	817	817
Income before income tax	650,003	650,003	676,590	676,590
Income tax expense	(180,994)	(180,994)	(151,699)	(151,699)
Net income	469,009	469,009	524,891	524,891

Normalized EBITDA	702,619	702,619	733,584	733,584
Special items	(6,111)	(6,111)	-	-
Depreciation, amortization and impairment excluding special items	(71,987)	(71,987)	(69,836)	(69,836)
Net finance costs	20,315	20,315	12,025	12,025
Share of results of associates	5,167	5,167	817	817
Income tax expense	(180,994)	(180,994)	(151,699)	(151,699)
Net income	469,009	469,009	524,891	524,891

Normalized EBITDA margin in %	32.7%	32.7%	37.9%	37.9%

(c) Reportable segments - Three-month period ended:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Volume	29,387	27,225	7,214	7,547	2,710	2,531	39,311	37,303

Net sales	5,735,851	5,100,064	1,152,583	1,337,482	1,288,999	1,132,674	8,177,433	7,570,220
Cost of sales	(2,130,032)	(1,755,434)	(520,039)	(585,327)	(390,595)	(326,263)	(3,040,666)	(2,667,024)
Gross profit	3,605,819	3,344,630	632,544	752,155	898,404	806,411	5,136,767	4,903,196
Sales and marketing expenses	(1,632,491)	(1,461,606)	(320,831)	(312,523)	(393,900)	(318,548)	(2,347,222)	(2,092,677)
Administrative expenses	(250,172)	(296,907)	(54,240)	(69,946)	(50,528)	(36,895)	(354,940)	(403,748)
Other operating income/(expenses)	340,240	312,152	(989)	(11,463)	562	(502)	339,813	300,187
Normalized income from operations (normalized EBIT)	2,063,396	1,898,269	256,484	358,223	454,538	450,466	2,774,418	2,706,958
Special items	(2,100)	(1,187)	(5,180)	(4,082)	141	-	(7,139)	(5,269)
Income from operations (EBIT)	2,061,296	1,897,082	251,304	354,141	454,679	450,466	2,767,279	2,701,689
Net finance cost	(203,719)	(303,486)	(104,933)	12,129	10,650	24,019	(298,002)	(267,338)
Share of result of associates	2,352	(325)	-	-	(52)	422	2,300	97
Income before income tax	1,859,929	1,593,271	146,371	366,270	465,277	474,907	2,471,577	2,434,448
Income tax expense	(54,256)	(278,414)	(67,457)	(120,503)	(134,258)	(124,192)	(255,971)	(523,109)
Net income	1,805,673	1,314,857	78,914	245,767	331,019	350,715	2,215,606	1,911,339

Normalized EBITDA	2,480,506	2,294,777	354,910	456,604	491,932	487,240	3,327,348	3,238,621
Special items	(2,100)	(1,187)	(5,180)	(4,082)	141	-	(7,139)	(5,269)
Depreciation, amortization and impairment	(417,110)	(396,508)	(98,426)	(98,381)	(37,394)	(36,774)	(552,930)	(531,663)
Net finance costs	(203,719)	(303,486)	(104,933)	12,129	10,650	24,019	(298,002)	(267,338)
Share of results of associates	2,352	(325)	-	-	(52)	422	2,300	97
Income tax expense	(54,256)	(278,414)	(67,457)	(120,503)	(134,258)	(124,192)	(255,971)	(523,109)
Net income	1,805,673	1,314,857	78,914	245,767	331,019	350,715	2,215,606	1,911,339

Normalized EBITDA margin in %	43.25%	45.00%	30.79%	34.14%	38.16%	43.02%	40.69%	42.78%

Acquisition of property, plant and equipment	798,769	592,786	302,572	114,029	36,235	62,259	1,137,576	769,074
Additions to / (reversals of) provisions	65,467	60,451	1,787	1,106	-	-	67,254	61,557
Full time employee	(171)	(679)	(513)	(740)	123	240	(561)	(1,178)

(d)   Additional information – by business unit – Three-month period ended:

	Latin America - north
	Beer		Soft drink		Total
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	6/30/2013

Volume	21,735	20,261	7,652	6,964	29,387	27,225

Net sales	4,764,374	4,245,426	971,477	854,639	5,735,851	5,100,064
Cost of sales	(1,630,726)	(1,336,884)	(499,306)	(418,550)	(2,130,032)	(1,755,434)
Gross profit	3,133,648	2,908,541	472,171	436,089	3,605,819	3,344,630
Sales and marketing expenses	(1,396,963)	(1,235,883)	(235,528)	(225,723)	(1,632,491)	(1,461,606)
Administrative expenses	(236,815)	(270,558)	(13,357)	(26,349)	(250,172)	(296,907)
Other operating income/(expenses)	286,992	245,475	53,248	66,677	340,240	312,152
Normalized income from operations (normalized EBIT)	1,786,862	1,647,575	276,534	250,694	2,063,396	1,898,269
Special items	(1,454)	(876)	(646)	(311)	(2,100)	(1,187)
Income from operations (EBIT)	1,785,408	1,646,699	275,888	250,383	2,061,296	1,897,082
Net finance cost	(203,719)	(303,486)	-	-	(203,719)	(303,486)
Share of result of associates	2,352	(325)	-	-	2,352	(325)
Income before income tax	1,584,041	1,342,888	275,888	250,383	1,859,929	1,593,271
Income tax expense	(54,148)	(278,414)	(108)	-	(54,256)	(278,414)
Net income	1,529,893	1,064,474	275,780	250,383	1,805,673	1,314,857

Normalized EBITDA	2,134,778	1,974,163	345,728	320,614	2,480,506	2,294,777
Special items	(1,454)	(876)	(646)	(311)	(2,100)	(1,187)
Depreciation, amortization and impairment	(347,916)	(326,588)	(69,194)	(69,920)	(417,110)	(396,508)
Net finance costs	(203,719)	(303,486)	-	-	(203,719)	(303,486)
Share of results of associates	2,352	(325)	-	-	2,352	(325)
Income tax expense	(54,148)	(278,414)	(108)	-	(54,256)	(278,414)
Net income	1,529,893	1,064,474	275,780	250,383	1,805,673	1,314,857

Normalized EBITDA margin in %	44.8%	46.5%	35.6%	37.5%	43.2%	45.0%

	Brazil
	Beer		Soft drink		Total
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Volume	20,234	18,875	7,249	6,661	27,484	25,536

Net sales	4,382,966	3,940,412	875,659	784,081	5,258,625	4,724,493
Cost of sales	(1,470,422)	(1,212,041)	(428,184)	(359,226)	(1,898,606)	(1,571,267)
Gross profit	2,912,544	2,728,371	447,475	424,855	3,360,019	3,153,226
Sales and marketing expenses	(1,298,400)	(1,164,342)	(213,112)	(206,631)	(1,511,512)	(1,370,973)
Administrative expenses	(219,167)	(247,545)	(6,738)	(20,119)	(225,905)	(267,664)
Other operating income/(expenses)	288,851	246,290	53,521	62,785	342,372	309,075
Income from operations (EBIT)	1,683,828	1,562,774	281,146	260,890	1,964,974	1,823,664
Net finance cost	(200,740)	(304,210)	-	-	(200,740)	(304,210)
Share of result of associates	2,352	(325)	-	-	2,352	(325)
Income before income tax	1,485,440	1,258,239	281,146	260,890	1,766,586	1,519,129
Income tax expense	(25,851)	(249,422)	-	-	(25,851)	(249,422)
Net income	1,459,589	1,008,817	281,146	260,890	1,740,735	1,269,707

Normalized EBITDA	1,999,685	1,859,621	339,709	322,339	2,339,394	2,181,960
Depreciation, amortization and impairment	(315,857)	(296,847)	(58,563)	(61,449)	(374,420)	(358,296)
Net finance costs	(200,740)	(304,210)	-	-	(200,740)	(304,210)
Share of results of associates	2,352	(325)	-	-	2,352	(325)
Income tax expense	(25,851)	(249,422)	-	-	(25,851)	(249,422)
Net income	1,459,589	1,008,817	281,146	260,890	1,740,735	1,269,707

Normalized EBITDA margin in %	45.6%	47.2%	38.8%	41.1%	44.5%	46.2%
	HILA-ex
	Beer		Soft drink		Total
	06/30/2014	06/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Volume	1,501	1,385	402	303	1,903	1,689

Net sales	381,408	305,014	95,818	70,558	477,226	375,571
Cost of sales	(160,304)	(124,843)	(71,122)	(59,324)	(231,426)	(184,167)
Gross profit	221,104	180,170	24,696	11,234	245,800	191,404
Sales and marketing expenses	(98,563)	(71,541)	(22,416)	(19,092)	(120,979)	(90,633)
Administrative expenses	(17,648)	(23,013)	(6,619)	(6,230)	(24,267)	(29,243)
Other operating income/(expenses)	(1,859)	(815)	(273)	3,892	(2,132)	3,077
Normalized income from operations (normalized EBIT)	103,034	84,801	(4,612)	(10,196)	98,422	74,605
Special items	(1,454)	(876)	(646)	(311)	(2,100)	(1,187)
Income from operations (EBIT)	101,580	83,925	(5,258)	(10,507)	96,322	73,418
Net finance cost	(2,979)	724	-	-	(2,979)	724
Income before income tax	98,601	84,649	(5,258)	(10,507)	93,343	74,142
Income tax expense	(28,297)	(28,992)	(108)	-	(28,405)	(28,992)
Net income	70,304	55,657	(5,366)	(10,507)	64,938	45,150

Normalized EBITDA	135,093	114,542	6,019	(1,725)	141,112	112,817
Special items	(1,454)	(876)	(646)	(311)	(2,100)	(1,187)
Depreciation, amortization and impairment	(32,059)	(29,741)	(10,631)	(8,471)	(42,690)	(38,212)
Net finance costs	(2,979)	724	-	-	(2,979)	724
Income tax expense	(28,297)	(28,992)	(108)	-	(28,405)	(28,992)
Net income	70,304	55,657	(5,366)	(10,507)	64,938	45,150

Normalized EBITDA margin in %	35,4%	37,6%	6,3%	-2,4%	29,6%	30,0%

	Latin America - south
	Beer		Soft drink		Total
	06/30/2014	6/30/2013	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Volume	4,135	4,371	3,078	3,176	7,214	7,547

Net sales	832,666	958,913	319,917	378,569	1,152,583	1,337,482
Cost of sales	(321,058)	(346,884)	(198,981)	(238,443)	(520,039)	(585,327)
Gross profit	511,608	612,029	120,936	140,126	632,544	752,155
Sales and marketing expenses	(226,585)	(208,335)	(94,246)	(104,188)	(320,831)	(312,523)
Administrative expenses	(41,733)	(53,694)	(12,507)	(16,252)	(54,240)	(69,946)
Other operating income/(expenses)	(1,084)	(10,130)	95	(1,333)	(989)	(11,463)
Normalized income from operations (normalized EBIT)	242,207	339,869	14,277	18,354	256,484	358,223
Special items	(5,180)	(4,082)	-	-	(5,180)	(4,082)
Income from operations (EBIT)	237,027	335,787	14,277	18,354	251,304	354,141
Net finance cost	(94,170)	19,480	(10,763)	(7,351)	(104,933)	12,129
Income before income tax	142,857	355,267	3,514	11,003	146,371	366,270
Income tax expense	(57,166)	(120,017)	(10,291)	(486)	(67,457)	(120,503)
Net income	85,691	235,250	(6,777)	10,517	78,914	245,767

Normalized EBITDA	324,441	416,488	30,469	40,116	354,910	456,604
Special items	(5,180)	(4,082)	-	-	(5,180)	(4,082)
Depreciation, amortization and impairment	(82,234)	(76,619)	(16,192)	(21,762)	(98,426)	(98,381)
Net finance costs	(94,170)	19,480	(10,763)	(7,351)	(104,933)	12,129
Income tax expense	(57,166)	(120,017)	(10,291)	(486)	(67,457)	(120,503)
Net income	85,691	235,250	(6,777)	10,517	78,914	245,767

Normalized EBITDA margin in %	39,0%	43,4%	9,5%	10,6%	30,8%	34,1%

	Canada
	06/30/2014		06/30/2013
	Beer	Total	Beer	Total

Volume	2,710	2,710	2,531	2,531

Net sales	1,288,999	1,288,999	1,132,674	1,132,674
Cost of sales	(390,595)	(390,595)	(326,263)	(326,263)
Gross profit	898,404	898,404	806,411	806,411
Sales and marketing expenses	(393,900)	(393,900)	(318,548)	(318,548)
Administrative expenses	(50,528)	(50,528)	(36,895)	(36,895)
Other operating income/(expenses)	562	562	(502)	(502)
Normalized income from operations (normalized EBIT)	454,538	454,538	450,466	450,466
Special items	141	141	-	-
Income from operations (EBIT)	454,679	454,679	450,466	450,466
Net finance cost	10,650	10,650	24,019	24,019
Share of result of associates	(52)	(52)	422	422
Income before income tax	465,277	465,277	474,907	474,907
Income tax expense	(134,258)	(134,258)	(124,192)	(124,192)
Net income	331,019	331,019	350,715	350,715

Normalized EBITDA	491,932	491,932	487,240	487,240
Special items	141	141	-	-
Depreciation, amortization and impairment	(37,394)	(37,394)	(36,774)	(36,774)
Net finance costs	10,650	10,650	24,019	24,019
Share of results of associates	(52)	(52)	422	422
Income tax expense	(134,258)	(134,258)	(124,192)	(124,192)
Net income	331,019	331,019	350,715	350,715

Normalized EBITDA margin in %	38,2%	38,2%	43,0%	43,0%

14. NET SALES

The reconciliation from gross sales to net sales is as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Gross sales	37,195,365	30,352,812	17,904,457	14,942,555
Deductions from gross revenue	(19,972,860)	(14,950,592)	(9,727,024)	(7,372,335)
	17,222,505	15,402,220	8,177,433	7,570,220

15. OTHER OPERATING INCOME / (EXPENSES)

	Six-month period ended:		Three-month period ended:
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Government grants/NPV of long term fiscal incentives	617,324	553,787	324,957	228,848
(Additions to )/reversal of provisions	(13,798)	(1,310)	(7,864)	(1,275)
Net gain on disposal of property, plant and equipment and intangible assets	(6,475)	2,599	1,346	7,233
Net rental income	72	1,801	35	694
Net other operating income/(expense)	(19,032)	67,427	21,339	64,687
	578,091	624,304	339,813	300,187

Annually, the Company reassesses the discount rate used to measure the subsidy in government loans in accordance with their cost of external funding.

16. FINANCE COST AND INCOME

(a)     Finance costs

	Six-month period ended:		Three-month period ended:
Finance costs	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Interest expense	(367,885)	(281,036)	(210,035)	(143,974)
Capitalized borrowings	33,346	31,249	13,336	12,426
Net Interest on Pension Plans	(25,495)	(42,815)	(12,534)	(21,306)
Losses on hedging instruments that are not part of a hedge accounting relationship	(423,505)	(232,592)	(172,464)	(144,304)
Hedge ineffectiveness losses	(13,382)	(9,625)	(1,576)	(4,206)
Interest on tax contingencies	(62,203)	(56,133)	(36,734)	(38,375)
Exchange variation	(187,545)	(54,398)	(95,859)	5,990
Tax on financial transactions	(43,824)	(42,416)	(25,392)	(15,007)
Bank guarantee expenses	(32,095)	(38,188)	(16,015)	(18,907)
Other financial costs, including bank fees	(27,671)	(68,182)	(16,598)	(25,946)
	(1,150,259)	(794,136)	(573,871)	(393,609)

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev S.A. interest rate risk (Note 19).

The interest expense is as follows:

	Six-month period ended:		Three-month period ended:
Interest expense	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Financial liabilities measured at amortized cost	(201,950)	(139,218)	(127,547)	(69,578)
Liabilities at fair value through profit or loss	(151,184)	(130,330)	(74,915)	(68,174)
Fair value hedge - hedged items	(21,303)	10,558	(14,171)	7,512
Fair value hedge - hedging instruments	6,552	(22,046)	6,598	(13,734)
	(367,885)	(281,036)	(210,035)	(143,974)

(b)     Finance income

	Six-month period ended:		Three-month period ended:
Finance income	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Interest income	162,151	142,756	56,047	61,982
Net gains on hedging instruments that are not part of a hedge accounting relationship	281,640	88,501	192,489	31,583
Gains on no derivative instrument at fair value through profit or loss	25,934	44,353	16,740	22,745
Dividend income, non-consolidated companies	7,368	-	7,368	-
Others	6,343	13,430	3,225	9,961
	483,436	289,040	275,869	126,271

Interest income arises from the following financial assets:

	Six-month period ended:		Three-month period ended:
Interest income	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Cash and cash equivalents	126,853	108,382	38,174	44,417
Investment securities held for trading	35,298	34,374	17,873	17,565
	162,151	142,756	56,047	61,982

(c)      Hedge result

The net income from the cash flow hedge and net income hedges recognized directly as comprehensive income is shown below:

	Six-month period ended:		Three-month period ended:
Hedging reserve	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Recognized in Equity (cash flow hedge)	(179,337)	-	(240,288)	-
Removed from Equity and included in profit or loss	(177,415)	-	(21,617)	-
Deferred income tax variance in Equity and other changes	121,925	7,807	103,203	7,807
	(234,827)	7,807	(158,702)	7,807

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	333,040	(144,842)	89,028	(114,240)

17. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Income tax expense - current	(1,241,976)	(1,400,624)	(286,887)	(637,176)

Deferred tax (expense)/income on temporary differences	257,371	170,971	187,660	30,096
Deferred tax on taxes losses	176,778	205,098	(156,744)	83,971
Total deferred tax (expense)/income	434,149	376,069	30,916	114,067

Total income tax expenses	(807,827)	(1,024,555)	(255,971)	(523,109)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2014	06/30/2013	06/30/2014	06/30/2013
Profit before tax	5,620,234	5,309,129	2,471,577	2,434,448
Adjustment on taxable basis
Net financial income and other non-taxable income	(261,941)	(192,320)	(132,581)	(92,457)
Government grants related to sales taxes	(510,722)	(340,902)	(295,112)	(184,421)
Share of results of associates	(10,170)	(1,785)	(2,300)	(97)
Expenses not deductible for tax purposes	240,734	138,022	66,261	118,058
	5,078,135	5,014,856	2,282,318	2,398,207
Aggregated weighted nominal tax rate	32.24%	32.33%	31.46%	32.03%
Taxes – nominal rate	(1,636,946)	(1,588,301)	(663,129)	(728,926)
Adjustment on tax expense
Regional incentives - income taxes	18,588	21,693	11,684	(10,357)
Deductible interest on shareholders equity	680,000	128,606	340,000	3,996
Tax savings from goodwill amortization on tax books	107,708	125,215	56,244	62,608
Withholding tax on dividends and other income	(64,621)	(51,444)	(42,111)	(41,957)
Income tax provision	(754)	457	(634)	457
Others with reduced taxation	88,198	339,219	41,975	191,070
Income tax and social contribution expense	(807,827)	(1,024,555)	(255,971)	(523,109)
Effective tax rate	14.37%	19.30%	10.36%	21.49%

The main events occurring in the period that impacted the effective tax rate were:

(a) increase of government grants related to sales taxes; and (b) increase of impact of interest on shareholders’ equity.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

On May 13, 2014, it was published Law No. 12,973/14, which is the result of conversion into law of Provisional Measure nº 627. Among its provisions, the highlights are:

(a) adapt the fiscal regulations to the new accounting rules introduced by Law nº 11,638/07 (end of “RTT”, with the approach of Brazilian accounting standards to international accounting standards IFRS - International Financial Reporting Standards);

(b) introduction of new rules related to tax on profits earned abroad, from subsidiaries and affiliates located abroad.

The new legislation has brought the option of early adoption for the year 2014, or the mandatory adoption after January 1, 2015. The Company may also adopt in advance the provisions related to RTT, and maintain the mandatory effective date in 2015 to the section of profits earned abroad, and vice versa.

The Company performed a diagnosis of possible impacts of Law 12,973/14 dispositions, both in its financial statements as in its internal control structure. The early adoption may eliminate some risks of tax contingencies, especially regarding to exemption from income tax on dividends paid based on corporate profits for the year 2014, when this exceeds the income determined based on the Brazilian accounting practices in 2007 (“fiscal profit”). As the result of the diagnosis has not presented material effects, the Company decided to already adopt in 2014 the provisions related to RTT.

18. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from economic group to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 Share‑based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: (i) for the first type of grant, the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) for the second type of grant, the beneficiary may exercise the options after a period of five years (“Grant 2”).

Additionally, to encourage managers’ mobility, some options granted were modified, where the dividend protection features of such options were canceled in exchange for issuing 221 thousand options in 2014 (222 thousand options in 2013), representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The EGM occurred on July 30, 2013 approved the Stock Swap Merger, through which each Old Ambev common and preferred share, not owned by Ambev S.A., was exchanged for five new Ambev S.A. common shares. The holders of ADRs representing Common or Preferred shares of Old Ambev, received five Ambev S.A. ADRs for each Old Ambev ADR exchanged. This development was also considered for the comparative calculations shown below.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the 2014 and 2013 grants are as follows:

In R$, except when mentioned	06/30/2014	(i)	12/31/2013	(i)

Fair value of options granted	11.61		6.11
Share price	16.61		17.09
Exercise price	16.61		17.09
Expected volatility	32.6%		32.8%
Vesting year	5		5
Expected dividends	5%		De 0% a 5%
Risk-free interest rate	2,7% a 12,3%	(ii)	1,9% a 12,6%	(ii)

(i)      Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	06/30/2014	12/31/2013

Options outstanding at January 1st	147,718	143,915
Options issued during the period	221	13,056
Options exercised during the period	(6,924)	(7,219)
Options forfeited during the period	(2,237)	(2,034)
Options outstanding at ended period/year	138,778	147,718

The range of exercise prices of the outstanding options is between R$1.44  (R$1.83 as of December 31, 2013) and R$18.82  (R$17.84 as of December 31, 2013) and the weighted average remaining contractual life is approximately 9.45 years (8.51 years as of December 31, 2013).

Of the 138,788 thousand outstanding options (147,718 thousand as of December 31, 2013), 38,372 thousand options are vested as at June 30, 2014 (34,570 thousand as of December 31, 2013).

The weighted average exercise price of the options is as follows:

In R$ per share	06/30/2014	12/31/2013

Options outstanding at January 1	6.30	7.23
Options issued during the period	16.22	17.03
Options forfeited during the period	12.71	8.11
Options exercised during the period	3.01	2.70
Options outstanding at ended period	8.19	6.30
Options exercisable at ended period	3.37	3.32

For the options exercised during the period of 2014, the weighted average market price on the exercise date was R$16.65.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

During the period, Ambev S.A. issued 4,744 thousand (4,270 in 2013) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$77,879 (R$76,487 in 2013), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	06/30/2014	12/31/2013

Deferred shares outstanding at January 1	15,588	11,530
New deferred shares during the period	4,744	4,270
Deferred shares forfeited during the period	(582)	(212)
Deferred shares outstanding at ended period/year	19,750	15,588

Additionally, certain employees and directors of the Company received options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity in Ambev S.A.’s interim consolidated financial statements as of June 30, 2014.

These share-based payments generated an expense of R$83,416 in the period ended June 30, 2014 (R$82,134 for the period ended June 30, 2013), recorded as Administrative expenses.

19. FINANCIAL INSTRUMENTS AND RISKS

19.1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative instruments. Most of the balance sheet translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

The Company’s operations are subject to the risk factors described below:

(a) Market risk

a.1) Foreign currency risk

The Company incurs foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, the Company’s policy is to apply cash flow hedge in transactions which are reasonably expected to occur. The Company maintains controls in order to identify all exposure and once identified, it contracts derivatives for hedge.

The table below shows the main net foreign currency positions on June 30, 2014, and the exposure may vary from ten to fourteen months, according to the Company’s Financial Risk Management Policy. Positive values indicate that the Company is long (net future cash inflows) while negative values indicate that the Company is short (net future cash outflows).

	06/30/2014			12/31/2013
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar	(5,938,494)	5,938,494	-	(5,605,798)	5,605,798	-
Euro	(302,028)	302,028	-	(394,054)	394,054	-
	(6,240,522)	6,240,522	-	(5,999,852)	5,999,852	-

Foreign currency on operating activities sensitivity analysis

As shown in the table above, the Company’s operational activities in foreign currency are protected by hedge derivative instruments, and thus the Company considers it is protected in relation to the risk of variations regarding this risk is nil. Therefore, any variation in the prices of foreign currencies to which the Company's operations are linked, have no impact on income statement.

The estimated impact on equity from the calculation of Probable Scenario (parametric VaR) would be R$454,053; Adverse scenario (25% fluctuation) would be R$1,576,233; and Remote scenario (50% fluctuation) would be R$3,123,056 in the prices of foreign currencies as of June 30, 2014.

a.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy.

Interest rate risk on borrowings in Brazilian Real

In July 2007, Ambev International Finance Co. (Ambev S.A.’s wholly-subsidiary) issued a Brazilian Real bond (Bond 2017), of R$300,000, which bears interest at 9.5% per year, with interest repayable semi-annually with final maturity in July 2017.

The Company entered into a fixed/floating interest rate swap to hedge the interest rate risk on the Bond 2017. These operations have been designated in a fair value hedge.

Interest rate on debt securities in Brazilian Real

During the period of 2014, Ambev S.A. invested in government (fixed income) bonds. These instruments are categorized financial asset at fair value through profit as held for trading. The Company also purchased interest rate futures contracts to compensate for exposure to real interest rate on the government bonds. Both instruments are measured at fair value, with the respective variations recorded in the income statement.

The table below shows the Company’s exposure related to debts, before and after applying hedge accounting, segregated by the currency in which the debt is denominated, as well as the interest rates of the respective transactions.

	06/30/2014
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.2%	1,168,762	8.0%	1,865,323
American Dollar	1.9%	552,713	2.0%	299,438
Dominican Peso	9.1%	9,858	9.1%	9,858
Interest rate postfixed		1,731,333		2,174,619

Brazilian Real	6.5%	768,734	4.9%	396,191
Argentinean Peso	32.4%	248,272	32.4%	248,272
Dominican Peso	10.4%	50,552	10.4%	50,552
American Dollar	1.5%	99,525	5.3%	28,782
Guatemala´s Quetzal	8.0%	6,589	8.0%	6,589
Interest rate pre-set		1,173,672		730,386

	12/31/2013
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.8%	1,254,048	6.9%	2,019,903
American Dollar	2.5%	732,832	3.4%	390,233
Dominican Peso	10.6%	28,952	10.6%	28,952
Interest rate postfixed		2,015,832		2,439,088

Brazilian Real	5.9%	682,658	3.5%	403,626
Dominican Peso	13.0%	47,116	13.0%	47,116
American Dollar	0.5%	160,240	5.5%	16,015
Interest rate pre-set		890,014		466,757

Interest rate sensitivity analysis

To perform the sensitivity analysis, the Company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate futures contract is where the Referential Rate (“TR”) rises. Ambev S.A. estimated the possible loss, considering a scenario of variable interest rates.

•         Base scenario: fluctuation of interest rates, with all other variables remaining constant, based on the annual volatility using a horizon of observations of the last 250 days on June 30, 2014;

•         Adverse scenario: 25% fluctuation of interest rates, with all other variables remaining constant;

•         Remote scenario: 50% fluctuation of interest rates, with all other variables remaining constant.

	06/30/2014
	Probable scenario	Adverse scenario	Remote scenario
Interest expense impact	6,389	19,470	38,940
Interest income impact	23,928	36,504	73,008

 a.3) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

The table below shows the major commodities net positions on June 30, 2014.

	06/30/2014			12/31/2013
	Total Exposure	Total de Derivatives	Open Position	Total Exposure	Total de Derivatives	Open Position
Aluminum	(692,563)	692,563	-	(875,521)	875,521	-
Sugar	(333,464)	333,464	-	(342,936)	342,936	-
Wheat	(376,959)	376,959	-	(445,438)	445,438	-
Heating oil	(27,554)	27,554	-	(28,204)	28,204	-
Crude oil	(17,775)	17,775	-	(24,168)	24,168	-
Natural Gas	(7,988)	7,988	-	(5,581)	5,581	-
Paraxylene	(142,827)	142,827	-	-	-	-
Corn	(296,626)	296,626	-	(233,390)	233,390	-
Total	(1,895,756)	1,895,756	-	(1,955,238)	1,955,238	-

 Commodities sensitivity analysis

The table below shows the estimated impact on equity from the calculation of parametric VaR (Probable Scenario), 25% fluctuation (Adverse scenario) and 50% (Remote scenario) in commodities prices. As they are cash flow hedge operations, the impact in equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	Impact on Equity
	06/30/2014				12/31/2013
	Probable scenario	Adverse scenario	Remote scenario	Probable scenario	Adverse scenario	Remote scenario

Aluminum	(59,930)	(173,141)	(346,281)	(90,261)	(218,880)	(437,760)
Sugar	(52,504)	(83,366)	(166,732)	(35,768)	(85,734)	(171,468)
Wheat	(8,352)	(94,240)	(188,480)	(50,303)	(111,359)	(222,719)
Heating oil	(4,252)	(6,888)	(13,777)	(2,806)	(7,051)	(14,102)
Crude oil	(3,722)	(4,444)	(8,888)	(2,584)	(6,042)	(12,084)
Natural Gas	(3,571)	(1,997)	(3,994)	(1,119)	(1,395)	(2,791)
Paraxylene	(19,478)	(35,707)	(71,413)	-	-	-
Corn	(14,538)	(74,156)	(148,313)	(51,269)	(58,347)	(116,695)
	(166,347)	(473,939)	(947,878)	(234,110)	(488,808)	(977,619)

(b) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of June 30, 2014, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Caixa Econômica Federal, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, Toronto Dominion Bank, ING, JP Morgan Chase, Santander and Banco Safra. The Company had derivatives agreements with the following financial institutions: Barclays, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Banco Bisa, Banco de Crédito do Peru, BNB, BNP Paribas, Macquarie and TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of June 30, 2014. There was no concentration of credit risk with any counterparties as of June 30, 2014.

(c) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

(d) Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements.  When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

19.2) Financial instruments

(a) Financial instruments categories

Management of these financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	06/30/2014
	Loans and receivables	Held for trading	Avaiable for sale	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	6,273,862	-	-	-	-	-	6,273,862
Investment securities	-	70,323	-	379,938	-	-	450,261
Trade and other receivables excluding prepaid expenses and taxes receivable	4,694,788	-	-	-	-	-	4,694,788
Financial instruments derivatives	-	-	-	582,146.0	209,075	-	791,221
Total	10,968,650	70,323	-	962,084	209,075	-	12,210,132
Financial liabilities
Trade and other payables excluding tax payables	-	-	-	2,459,236	-	8,561,623	11,020,859
Financial instruments derivatives	-	-	-	243,757	236,186	-	479,943
Interest-bearning loans and borrowings	-	-	-	-	-	2,656,733	2,656,733
Total	-	-	-	2,702,993	236,186	11,218,356	14,157,535

	12/31/2013
	Loans and receivables	Held for trading	Avaiable for sale	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	11,538,241	-	-	-	-	-	11,538,241
Investment securities	-	63,796	-	288,604	-	-	352,400
Trade and other receivables excluding prepaid expenses and taxes receivable	4,953,223	-	-	-	-	-	4,953,223
Financial instruments derivatives	-	-	-	249,993	361,311	-	611,304
Total	16,491,464	63,796	-	538,597	361,311	-	17,455,168
Financial liabilities
Trade and other payables excluding tax payables	-	-	-	2,520,747	-	10,623,075	13,143,822
Financial instruments derivatives	-	-	-	653,632	324,427	-	978,059
Interest-bearning loans and borrowings	-	-	-	-	-	2,905,845	2,905,845
Total	-	-	-	3,174,379	324,427	13,528,920	17,027,726

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	06/30/2014
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	379,938	-	-	379,938
Derivatives assets at fair value through profit or loss	28,287	553,859	-	582,146
Derivatives - cash flow hedge	86,334	30,729	-	117,063
Derivatives - investment hedge	609	91,402	-	92,011
	495,168	675,990	-	1,171,158

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,459,236	2,459,236
Derivatives liabilities at fair value through profit or loss	12,227	231,530	-	243,757
Derivatives - cash flow hedge	146,310	63,363	-	209,673
Derivatives - fair value hedge	-	12,098	-	12,098
Derivatives - investment hedge	13,114	1,301	-	14,415
	171,650	308,293	2,459,236	2,939,179

	12/31/2013
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	288,604	-	-	288,604
Derivatives assets at fair value through profit or loss	62,269	187,722	-	249,991
Derivatives - cash flow hedge	154,318	131,132	-	285,450
Derivatives - investment hedge	698	75,165	-	75,863
	505,889	394,019	-	899,908

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,520,747	2,520,747
Derivatives liabilities at fair value through profit or loss	38,424	615,208	-	653,632
Derivatives - cash flow hedge	160,878	80,548	-	241,426
Derivatives - fair value hedge	-	17,446	-	17,446
Derivatives - investment hedge	31,010	34,545	-	65,555
	230,312	747,747	2,520,747	3,498,806

(i) As part of the CNDacquisition agreement, a sell option  (“put”) was issued by the Company and a purchase option (“call”) was issued by E. León Jimenes S.A. (“ELJ”), which may result in an acquisition by the Company of the remaining shares of CND, for a value based on EBITDA multiples, being “put” exercisable annually until 2019 and the “call” in 2019. On June 30, 2014 the put option held by ELJ is valued at R$2,459,236 and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes of this option are presented as follows:

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2013	2,520,747
Total income/loss in the period	(61,511)
Losses recognized in net income	151,184
Losses recognized in equity	(212,696)
Financial liabilities at June 30, 2014	2,459,236

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade and other payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period.

Had the Company recognized its financial liabilities measured at amortized at cost, at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$(4,301) on June 30, 2014 (R$(11,593) on December, 31 2013), as presented below:

	06/30/2014			12/31/2013
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	446.984	446.984	-	605.562	605.562	-
FINEP	86.459	86.459	-	86.415	86.415	-
BNDES/CCB	1.628.414	1.628.414	-	1.723.437	1.723.437	-
Bond 2017	286.084	290.385	(4.301)	279.032	290.625	(11.593)
Fiscal incentives	189.816	189.816	-	190.235	190.235	-
Finance leasing	18.976	18.976	-	21.164	21.164	-
Trade and other paylables	8.561.623	8.561.623	-	10.623.075	10.623.075	-
	11.218.356	11.222.657	(4.301)	13.528.920	13.540.513	(11.593)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of June 30, 2014, being approximately 96.80% for Bond 2017 (96.88% on December 31, 2013).

(d) Derivate financial instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At June 30, 2014, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This occurs in the period of up to fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. The effective part of the hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protect the Company against fluctuations on income statement, but do not meet the hedge accounting requirements set out in IAS 39 Financial Instruments: Recognition and Measurement. They refer to derivative instruments contracted in order to minimize the volatility of income tax and social contribution related to the foreign exchange gains/losses on loan agreements between the Company and its subsidiaries abroad. Such derivatives are measured at fair value with gains and losses recognized on an accrual basis within income tax expense, on income statement.

As of June 30, 2014 the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in the period, are detailed in the table below:

Risk factor	Financial instruments	06/30/2014			Six-month period ended: 06/30/2014	Three-month period ended: 06/30/2014
		Notional Value(i)	Fair Value		Gains/(Losses)(iii)	Gains/(Losses)(iii)
			Asset	Liability
Foreign currency	Future contracts (ii)	4,172,333	23,373	(210)	(303,630)	(120,961)
Foreign currency	Option to acquire	-	-	-	(19,091)	(3,590)
Foreign currency	Non Deliverable Forwards	1,443,627	6,131	(38,313)	114,686	(6,192)
Foreign currency	Deliverable Forwards	624,561	9,124	(14,811)	2,537	(16,992)
Commodity	Future contracts (ii)	1,175,639	65,572	(138,414)	18,603	(117,310)
Commodity	Swaps	720,117	14,143	(17,925)	7,558	24,757
Cash flow hedge		8,136,277	118,343	(209,673)	(179,337)	(240,288)
Foreign currency	Future contracts (ii)	2,631,158	25,937	(11,266)	(131,406)	1,800
Foreign currency	Option to acquire	-	-	-	(22,044)	(1,695)
Foreign currency	Swaps	251,986	8,011	(651)	-	-
Foreign currency	Non Deliverable Forwards	(1,199,991)	73,050	-	(166,423)	(36,118)
Interest rates	Future contracts (ii)	(570,000)	367	(169)	(1,691)	(1,018)
Interest rates	Swaps	397,393	5,117	(12,098)	6,552	6,598
Fair value hedge		1,510,546	112,482	(24,184)	(315,012)	(30,433)
Foreign currency	Future contracts (ii)	(2,321,880)	609	(13,114)	257,644	48,832
Foreign currency	Swaps / Non Deliverable Forwards	(1,018,426)	91,402	(1,301)	75,396	40,196
Net Investment hedge		(3,340,306)	92,011	(14,415)	333,040	89,028
Foreign currency	Future contracts (ii)	32,795	703	(792)	23,636	31,117
Foreign currency	Swaps / Non Deliverable Forwards	(4,272,682)	467,681	(230,879)	97,492	28,102
Derivatives at fair value through profit or loss		(4,239,887)	468,384	(231,671)	121,128	59,219
Total Derivatives		2,066,630	791,220	(479,943)	(40,181)	(122,474)

Risk factor	Financial instruments	12/31/2013			Six-month period ended: 06/30/2013	Three-month period ended: 06/30/2013
		Notional Value (i)	Fair Value		Gains/(Losses)(iii)	Gains/(Losses)(iii)
			Asset	Liability
Foreign currency	Future contracts (ii)	3,406,401	26,918	(694)	120,715	170,471
Foreign currency	Option to acquire	972,179	119,131	-	42,842	42,842
Foreign currency	Non Deliverable Forwards	1,081,099	96,164	(3,747)	148,203	112,442
Foreign currency	Deliverable Forwards	540,173	19,048	1,395	7,744	8,062
Commodity	Future contracts (ii)	1,051,513	14,033	(161,061)	(140,628)	(61,995)
Commodity	Swaps	903,724	15,186	(79,823)	(112,928)	(56,057)
Cash flow hedge		7,955,090	290,480	(243,930)	65,948	215,765
Foreign currency	Future contracts (ii)	2,958,378	33,909	(13,781)	90,799	106,874
Foreign currency	Option to acquire	-	-	-	(7,601)	(7,601)
Foreign currency	Swaps	251,986	643	(25,926)	(6,385)	(2,706)
Foreign currency	Non Deliverable Forwards	(1,276,967)	587	(45,950)	(37,326)	(27,522)
Foreign currency	Deliverable Forwards	-	-	-	(10,703)	(10,703)
Interest rates	Future contracts (ii)	(350,000)	477	(646)	(5,761)	8,328
Interest rates	Swaps	300,000	-	(17,449)	(22,046)	(13,734)
Fair value hedge		1,883,397	35,616	(103,752)	977	52,936
Foreign currency	Future contracts (ii)	(4,141,365)	698	(31,010)	(41,582)	(73,766)
Foreign currency	Swaps / Non Deliverable Forwards	931,394	75,165	(34,545)	(103,260)	(40,474)
Net Investment hedge		(3,209,971)	75,863	(65,555)	(144,842)	(114,240)
Foreign currency	Future contracts (ii)	(52,591)	22,853	(23,543)	(154,899)	(209,262)
Foreign currency	Swaps / Non Deliverable Forwards	(4,206,697)	186,492	(541,279)	(32,944)	(32,944)
Derivatives at fair value through profit or loss		(4,259,288)	209,345	(564,822)	(187,843)	(242,206)
Total Derivatives		2,369,228	611,304	(978,059)	(265,760)	(87,745)

(i) The positive positions refer to long positions and the negative positions refer to short positions.

(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

(iii) The result of R$(179,337) (R$(65,948) as of June 30, 2013) related to cash flow hedge was recognized in equity (hedge reserves) as the result of net investment hedge in an amount of R$333,040 (R$(144,842) as of June 30, 2013) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The result of the fair value hedges of R$(315,012) (R$977 as of June 30, 2013), as the result of derivatives measured at fair value though profit or loss, in the amount of R$121,128 (R$(187,843) as of June 30, 2013) were recognized in income statement.

As of June 30, 2014 the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2014	2015	2016	2017	Total

Foreign currency	Future contracts (i)	4,172,333	-	-	-	4,172,333
Foreign currency	Option to acquire	-	-	-	-	-
Foreign currency	Non Deliverable Forwards	862,282	581,345	-	-	1,443,627
Foreign currency	Deliverable Forwards	269,586	354,975	-	-	624,561
Commodity	Future contracts (i)	773,812	401,827	-	-	1,175,639
Commodity	Swaps	409,079	311,038	-	-	720,117
Cash flow hedge		6,487,092	1,649,185	-	-	8,136,277
Foreign currency	Future contracts (i)	2,631,158	-	-	-	2,631,158
Foreign currency	Swaps	-	251,986	-	-	251,986
Foreign currency	Non Deliverable Forwards	(1,199,991)	-	-	-	(1,199,991)
Interest rates	Future contracts (i)	-	(100,000)	(370,000)	(100,000)	(570,000)
Interest rates	Swaps	-	-	-	397,393	397,393
Fair value hedge		1,431,167	151,986	(370,000)	297,393	1,510,546
Foreign currency	Future contracts (i)	(2,321,880)	-	-	-	(2,321,880)
Foreign currency	Non Deliverable Forwards	(1,018,426)	-	-	-	(1,018,426)
Net Investment hedge		(3,340,306)	-	-	-	(3,340,306)
Foreign currency	Future contracts (i)	32,795	-	-	-	32,795
Foreign currency	Swaps / Non Deliverable Forwards	(4,272,682)	-	-	-	(4,272,682)
Derivatives at fair value through profit or loss		(4,239,887)	-	-	-	(4,239,887)
Total Derivatives		338,066	1,801,171	(370,000)	297,393	2,066,630

(i)       The positive positions refer to long positions and the negative positions refer to short positions.

Purpose / Risk / Instruments		Fair Value
		2014	2015	2016	2017	Total

Foreign currency	Future contracts (i)	23,163	-	-	-	23,163
Foreign currency	Option to acquire	-	-	-	-	-
Foreign currency	Non Deliverable Forwards	(14,701)	(17,481)	-	-	(32,182)
Foreign currency	Deliverable Forwards	6,459	(12,146)	-	-	(5,687)
Commodity	Future contracts (i)	(77,967)	5,125	-	-	(72,842)
Commodity	Swaps	(10,437)	6,655	-	-	(3,782)
Cash flow hedge		(73,483)	(17,847)	-	-	(91,330)
Foreign currency	Future contracts (i)	14,671	-	-	-	14,671
Foreign currency	Swaps	-	7,360	-	-	7,360
Foreign currency	Non Deliverable Forwards	73,050	-	-	-	73,050
Interest rates	Future contracts (i)	-	(9)	141	66	198
Interest rates	Swaps	-	-	-	(6,981)	(6,981)
Fair value hedge		87,721	7,351	141	(6,915)	88,298
Foreign currency	Future contracts (i)	(12,505)	-	-	-	(12,505)
Foreign currency	Non Deliverable Forwards	90,101	-	-	-	90,101
Net Investment hedge		77,596	-	-	-	77,596
Foreign currency	Future contracts (i)	(89)	-	-	-	(89)
Foreign currency	Swaps / Non Deliverable Forwards	236,802	-	-	-	236,802
Derivatives at fair value through profit or loss		236,713	-	-	-	236,713
Total Derivatives		328,547	(10,496)	141	(6,915)	311,277

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on June 30, 2014.

2 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module.

3 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2014.

4 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on June 30, 2014.

Risk factor	Financial instruments	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign currency decrease	Future contracts	23,163	(323,822)	(1,019,920)	(2,063,003)
Foreign currency decrease	Option to acquire	-	-	-	-
Foreign currency decrease	Non Deliverable Forwards	(32,182)	(94,230)	(393,088)	(753,995)
Foreign currency decrease	Deliverable Forwards	(5,687)	(21,296)	(148,520)	(291,353)
Commodity decrease	Future contracts	(72,842)	(175,006)	(366,752)	(660,661)
Commodity decrease	Swaps	(3,782)	(67,965)	(183,812)	(363,841)
Cash flow hedge		(91,330)	(682,319)	(2,112,092)	(4,132,853)
Foreign currency decrease	Future contracts	14,671	(204,301)	(643,119)	(1,300,909)
Dollar decrease	Swaps	7,360	(19,516)	(55,637)	(118,633)
Dollar and Euro decrease	Non Deliverable Forwards	73,050	(93,317)	(373,048)	(673,046)
Increase in tax interest	Future contracts	198	-	148	102
Increase in tax interest	Swaps	(6,981)	(23,235)	(21,076)	(38,373)
Fair value hedge		88,298	(340,369)	(1,092,732)	(2,130,859)
Foreign currency increase	Future contracts	(12,505)	(179,824)	(567,965)	(1,148,435)
Foreign currency increase	Non Deliverable Forwards	90,101	(120,341)	(344,707)	(599,314)
Net Investment hedge		77,596	(300,165)	(912,672)	(1,747,749)
Foreign currency increase	Future contracts	(89)	(2,666)	(8,289)	(16,487)
Foreign currency increase	Swaps / Non Deliverable Forwards	236,802	(356,437)	(1,304,973)	(2,373,144)
Derivatives at fair value through profit or loss		236,713	(359,103)	(1,313,262)	(2,389,631)

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	(7,437)	(418,044)	(1,487,516)	(2,967,597)
Input purchase		7,437	418,044	1,487,516	2,967,597
Commodities hedge	Decrease on commodities price	(76,624)	(242,971)	(550,564)	(1,024,502)
Input purchase		76,624	242,971	550,564	1,024,502
Foreign exchange hedge	Dollar and Euro decrease	(7,269)	(21,304)	(74,012)	(140,754)
Capex purchase		7,269	21,304	74,012	140,754
Cash flow hedge		(91,330)	(682,319)	(2,112,092)	(4,132,853)
Operational purchase		91,330	682,319	2,112,092	4,132,853
Net effect		-	-	-	-

Foreign exchange hedge	Foreign currency increase	95,081	(317,134)	(1,071,804)	(2,092,588)
Net debt		(95,081)	309,450	991,499	1,931,978
Interest rate hedge	Increase in tax interest	(6,783)	(23,235)	(20,928)	(38,271)
Interest expense		6,783	23,235	20,928	38,271
Fair value hedge		88,298	(340,369)	(1,092,732)	(2,130,859)
Net debt and interest		(88,298)	332,685	1,012,427	1,970,249
Net effect		-	(7,684)	(80,305)	(160,610)

Investment hedge	Dollar increase	77,596	(300,165)	(912,672)	(1,747,749)
Fiscal expense		(77,596)	300,165	912,672	1,747,749
Net Investment hedge		77,596	(300,165)	(912,672)	(1,747,749)
Fiscal expense		(77,596)	300,165	912,672	1,747,749
Net effect		-	-	-	-

Foreign exchange hedge	Dollar increase	236,713	(359,103)	(1,313,262)	(2,389,631)
Fiscal expense		(236,713)	359,103	1,313,262	2,389,631
Derivatives at fair value through profit or loss		236,713	(359,103)	(1,313,262)	(2,389,631)
Fiscal expense		(236,713)	359,103	1,313,262	2,389,631
Net effect		-	-	-	-

 Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of June 30, 2014 the Company held R$698,418 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$647,847 on December 31, 2013).

Offsetting financial assets and liabilities

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	06/30/2014
	Amounts offset			Amounts not offset
	Assets	Liabilities	Net amounts presented	Financial instruments	Cash collateral	Net
Derivatives assets	775,605	-	775,604	(287,664)	-	487,940
Derivatives liabilities	-	(447,018)	(447,014)	287,664	46,500	(112,850)
Total Derivatives	775,605	(447,018)	328,590	-	46,500	375,090

	12/31/2013
	Amounts offset			Amounts not offset
	Assets	Liabilities	Net amounts presented	Financial instruments	Cash collateral	Net
Derivatives assets	611,304	-	611,304	(314,782)	-	296,522
Derivatives liabilities	-	(978,059)	(978,059)	314,782	49,443	(613,834)
Total Derivatives	611,304	(978,059)	(366,755)	-	49,443	(317,312)

For the financial assets and liabilities subject to enforceable master netting agreements or similar agreements above, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such election, financial assets and liabilities will be settled on a gross basis, however, each party to the master net agreement will have the option to settle all such amounts on a net basis in the event of default of the other part.

20. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	06/30/2014	12/31/2013
Collateral given for own liabilities	1,272,705	1,193,932
Other commitments	433,551	447,246
	1,706,256	1,641,178

Commitments with suppliers	10,034,758	11,918,718
Commitments - Bond 2017	300,000	300,000
	10,334,758	12,218,718

As of on June 30, 2014 the collateral provided for liabilities totaled approximately R$1,706,256, including R$574,494 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as at June 30, 2014, R$698,418 in highly liquid financial investments or in cash (Note 19).

Most of the balance relates to commitments with suppliers of packaging.

The Company is guarantor of the Bond 2017.

Future contractual commitments as of June 30, 2014 and December 31, 2013 are as follows:

	06/30/2014	12/31/2013
Less than 1 year	3,784,182	3,438,320
Between 1 and 2 years	2,376,804	2,379,406
More than 2 years	4,173,772	6,400,992
	10,334,758	12,218,718

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 11).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	06/30/2014	12/31/2013

PIS and COFINS	302,075	363,919
ICMS and IPI	4,305,602	3,807,350
IRPJ and CSLL	11,184,971	10,196,153
Labor	182,415	135,736
Civil	399,530	161,613
Others	1,488,671	1,386,559
	17,863,263	16,051,330

 New lawsuits with a likelihood of possible loss

On March 4, 2014, the Company received two tax assessments related to Income Tax, which amount as of June 30, 2014 are R$491,476 and R$123,217, respectively. The object of these tax assessments is the disallowance of the income tax paid by overseas subsidiaries of the Company. The payments overseas were considered for the composition of a credit in Brazil regarding the year of 2009, as the legislation authorizes it, and after were the subject of compensation for payment of other federal taxes.

The Company filed a defense for the two cases and is awaiting decision.

There were no other changes in the other main processes with possible likelihood of loss classification as of June 30, 2014, compared to those presented in the financial statements as of December 31, 2013.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

22. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Board’s Meeting any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, management members are entitled to participate in Stock Option Plan (Note 18).

Total expenses related to the Company’s management members in key functions are as follows:

	Six-month period ended:		Three-month period ended:
	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Short-term benefits (i)	12,180	9,546	(2,860)	4,407
Share-based payments (ii)	15,255	19,615	7,226	10,937
Total key management remuneration	27,435	29,161	4,366	15,344

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 18) and the stock option plans, the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of Ambev S.A.’s shareholders, and at June 30, 2014 held 9.62% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On June 30, 2014 and December 31, 2013, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at that date. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$93,661  in the period ended  June 30, 2014 (R$83,189 as of June 30, 2013), of which R$83,378  (R$73,790 as of June 30, 2013) related to active employees and R$10,283  (R$9,399 as of June 30, 2013) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits, each year, from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve as of June 30, 2014 was R$220,325  (R$313,872 as of December 31, 2013) which may be used for future capital increases.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner, which is under negotiation between the parties, to determine the trade terms to be applied until the end of the contract on January 31, 2018.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil, Canada, Argentina, and other countries and, by means of a license granted to ABI, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$748 (R$7,304 as of June 30, 2013) and R$134,887 (R$112,104 as of June 30, 2013) as licensing income and expense, respectively.

On October 29, 2013, the Company entered into an agreement with the company B2W - Companhia Digital S.A. to manage the platform of e-commerce company named “Partner Ambev”. The contract is for two years, and the object of it is to trade Ambev S.A. products through websites. Both parties have the same equity holders.

23. EVENTS AFTER THE BALANCE SHEET DATE

In the Board of Directors’ Meeting held on July 14, 2014, the members of the Company’s Board of Directors, (i) after verification of the subscription and payment by the shareholders of the Company of 21,919,490 newly issued Common shares, issued pursuant to the General Extraordinary Shareholders Meeting held on April 28, 2014, ratified the capital increase of R$352,685 and allocated  R$126 to the Gain on shares issued capital reserve; e (ii) approved,  the distribution of (a) dividends to be deducted from the results of the 2014 fiscal year and attributed to the minimum mandatory dividends for the same year, in the amount of R$ 0.06 for each share of the Company. The distribution of dividends will be made without withholding income tax, pursuant to applicable law; and (b) interest on own capital (“IOC”) to be deducted from the results of the 2014 fiscal year and attributed to the minimum mandatory dividends for the same year of R$0.10 per share of the Company. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$ 0.085 per share of the Company.

The aforementioned payments shall be made as from August 28, 2014, (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including July 28, 2014, with respect to BM&FBovespa, and July 31, 2014, with respect to the New York Stock Exchange, without any monetary adjustment.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer